                                                FILED PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-63024

                          MICROTEL INTERNATIONAL, INC.

                  PROSPECTUS SUPPLEMENT DATED DECEMBER 19, 2001
                        TO PROSPECTUS DATED JULY 30, 2001

         The prospectus of MicroTel International, Inc. dated July 30, 2001 is supplemented to include information from the quarterly report on Form 10-Q for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 14, 2001 and to include other updated information. Our condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2001 are included at pages F-1 to F-8 of this supplement.

THE FOLLOWING RISK FACTORS ARE UPDATED OR ADDED:
------------------------------------------------

                                  RISK FACTORS

                          RISKS RELATED TO OUR BUSINESS

     WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT THAT MAY CONTINUE IN THE FUTURE AND THAT MAY ADVERSELY IMPACT OUR BUSINESS AND OUR STOCKHOLDERS.

         We incurred significant net operating losses in the year ended December 31, 1999 and recorded a net operating profit in the year ended December 31, 2000. We realized a net loss of approximately $4.6 million for the twelve months ended December 31, 1999. For the twelve months ended December 31, 2000, we recorded net income of $1.0 million. For the nine months ended September 30, 2001, we recorded a net loss of $120,000. Our accumulated deficit and accumulated other comprehensive loss through September 30, 2001 were $18,903,000 and $827,000, respectively, and as of that date we had a total stockholders' equity of $5,593,000. There is no assurance that we will attain or continue to maintain profitable operations in the future. If we are unable to do so, there may be a material adverse effect on our cash flows, which could cause us to violate covenants under our credit facility and could impede our ability to raise capital through debt or equity financing to the extent we may need it for our continued operations or for planned expansion. Consequently, future losses may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

     OUR LACK OF LONG-TERM PURCHASE ORDERS OR COMMITMENTS MAY ADVERSELY AFFECT OUR BUSINESS IF DEMAND IS REDUCED.

         During the year ended December 31, 2000 and the nine months ended September 30, 2001, the sale of telecommunications equipment and related services accounted for approximately 56% and 55%, respectively, of our total sales, and the sale of electronic components accounted for approximately 44% and 45%, respectively, of our total sales. In many cases we have long-term contracts with our telecommunications and electronic components customers that cover the general terms and conditions of our relationships with them but that do not include long-term purchase orders or commitments. Rather, our customers issue purchase orders requesting the quantities of telecommunications equipment they desire to purchase from us, and if we are able and willing to fill those orders, then we fill them under the terms of the contracts. Accordingly, we cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of a reduced demand for our products that could result from a general economic downturn, from changes in the telecommunications and electronic components industries, including the entry of new competitors into the market, from the introduction by others of new or improved technology, from an unanticipated shift in the needs of our customers, or from other causes.

     IF WE ARE UNABLE TO FULFILL BACKLOG ORDERS DUE TO CIRCUMSTANCES INVOLVING US OR ONE OR MORE OF OUR SUPPLIERS OR CUSTOMERS, OUR ANTICIPATED RESULTS OF OPERATIONS AND CASH FLOWS WILL SUFFER.

         As of September 30, 2001, we had $14,542,000 in backlog orders for our products, which orders were due in large part to the long lead times associated with our electronic components products. The amount of backlog orders represents revenue that we anticipate recognizing in the future, as evidenced by purchase orders and other purchase commitments received from customers, but on which work has not yet been initiated or with respect to which work is currently in progress. However, there can be no assurance that we will be successful in fulfilling orders and commitments in a timely manner or that we will ultimately recognize as revenue the amounts reflected as backlog.

     OUR BUSINESS COULD SUFFER IF WE ARE UNABLE TO OBTAIN COMPONENTS OF OUR PRODUCTS FROM OUTSIDE SUPPLIERS.

         The major components of our products include circuit boards, microprocessors, chipsets and memory components. Most of these components are available from multiple sources. However, we currently obtain some components used in our products from single or limited sources. Some modem chipsets used in our data communications products have been in short supply and are frequently on allocation by semiconductor manufacturers. We have, from time to time, experienced difficulty in obtaining some components. We do not have guaranteed supply arrangements with any of our suppliers, and there can be no assurance that our suppliers will continue to meet our requirements. Further, disruption in transportation services as a result of the terrorist attacks in the United States on September 11, 2001 and further enhanced security measures in response to the attacks may cause some increases in costs and timing for both our receipt of components and shipment of products to our customers. If our existing suppliers are unable to meet our requirements, we could be required to alter product designs to use alternative components or, if alterations are not feasible, we could be required to eliminate products from our product line.

         Shortages of components could not only limit our product line and production capacity but also could result in higher costs due to the higher costs of components in short supply or the need to use higher cost substitute components. Significant increases in the prices of components could have a material adverse effect on our results of operations because our products compete on price, and therefore we may not be able to adjust product pricing to reflect the increases in component costs. Also, an extended interruption in the supply of components or a reduction in their quality or reliability would have a material adverse effect on our financial condition and results of operations by impairing our ability to timely deliver quality products to our customers. Delays in deliveries due to shortages of components or other factors may result in cancellation by our customers of all or part of their orders. Although customers who purchase products from us, such as many of our digital switches, that are not readily available from other sources would be less likely than other customers of ours to cancel their orders due to production delays, we cannot assure you that cancellations will not occur.

     FINANCIAL STATEMENTS OF OUR FOREIGN SUBSIDIARIES ARE PREPARED USING THE RELEVANT FOREIGN CURRENCY THAT MUST BE CONVERTED INTO UNITED STATES DOLLARS FOR INCLUSION IN OUR CONSOLIDATED FINANCIAL STATEMENTS. AS A RESULT, EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY IMPACT OUR REPORTED RESULTS OF OPERATIONS.

         We have established and acquired international subsidiaries that prepare their balance sheets in the relevant foreign currency. In order to be included in our consolidated financial statements, these balance sheets are converted, at the then current exchange rate, into United States dollars, and the statements of operations are converted using weighted average exchange rates for the applicable period. Accordingly, fluctuations of the foreign currencies relative to the United States dollar could have an effect on our consolidated financial statements. Our exposure to fluctuations in currency exchange rates has increased as a result of the growth of our international subsidiaries. Sales of our products and services to customers located outside of the United States accounted for approximately 53% of our net sales for the year ended December 31, 2000 and approximately 54% of our net sales for the nine months ended September 30, 2001. We currently anticipate that foreign sales will account for a similar proportion of our net sales for the year ended December 31, 2001. However, because historically the majority of our currency exposure has related to financial statement translation rather than to particular transactions, we do not intend to enter into, nor have we historically entered into, forward currency contracts or hedging arrangements in an effort to mitigate our currency exposure.

     IF WE ARE UNABLE TO SUCCESSFULLY IDENTIFY OR COMPLETE STRATEGIC ACQUISITIONS, OUR LONG-TERM COMPETITIVE POSITIONING MAY SUFFER.

         Our business strategy includes growth through acquisitions that we believe will improve our competitive capabilities or provide additional market penetration or business opportunities in areas that are consistent with our business plan. Identifying and pursuing strategic acquisition opportunities and integrating acquired products and businesses requires a significant amount of management time and skill. Acquisitions may also require us to issue equity securities that could result in dilution to existing stockholders and to expend a substantial amount of cash or other resources, not only as a result of the direct expenses involved in the acquisition transaction but also as a result of ongoing research and development activities that may be required to maintain or enhance the long-term competitiveness of acquired products, particularly those products marketed to the rapidly evolving telecommunications industry. If we are unable to complete strategic acquisitions due to our inability to identify appropriate targets, to raise the necessary funds, particularly while our stock price is low, or to manage the difficulties or costs involved in the acquisitions, our long-term competitive positioning could suffer.

     WE RELY HEAVILY ON OUR MANAGEMENT, AND THE LOSS OF THEIR SERVICES COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

         Our success is highly dependent upon the continued services of key members of our management, including our Chairman of the Board, President and Chief Executive Officer, Carmine T. Oliva, our Executive Vice President, Graham Jefferies and our Senior Vice President and Chief Financial Officer, Randolph Foote. Mr. Oliva co-founded XET Corporation and has developed personal contacts and other skills that we rely upon in connection with our financing, acquisition and general business strategies. Mr. Jefferies is a long-time employee of MicroTel who we have relied upon in connection with our United Kingdom acquisitions and who fulfills significant operational responsibilities in connection with our foreign and domestic operations. Mr. Foote joined us over two years ago, and we have relied upon his skills in financial reporting, accounting and tax matters in addition to his skills in the analysis of potential acquisitions and general corporate administration. Consequently, the loss of Mr. Oliva, Mr. Jefferies, Mr. Foote or one or more other key members of management could have a material adverse effect on us. Although we have entered into employment agreements with several key employees, we have not entered into any employment agreement with any of our executive officers other than with Mr. Oliva, Mr. Jefferies and Mr. Foote. We maintain key-man life insurance on Mr. Oliva and Mr. Jefferies. However, we cannot assure you that we will be able to maintain this insurance in effect or that the coverage will be sufficient to compensate us for the loss of the services of Mr. Oliva or Mr. Jefferies.

     THE LIMITATION ON OUR USE OF NET OPERATING LOSS CARRYFORWARDS MAY NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS AND CASH FLOWS.

         We have substantial net operating loss, or NOL, carryforwards for federal and state tax purposes. Because of our ownership changes resulting from a merger in 1997, our use of these NOL carryforwards to offset future taxable income will be limited. To the extent we are unable to fully use these NOL carryforwards to offset future taxable income, we will be subject to income taxes on future taxable income, which will negatively impact our results of operations and cash flows.

     WE ARE UNABLE TO PREDICT THE IMPACT THAT THE CONTINUING THREAT OF TERRORISM AND THE RESPONSES TO THAT THREAT BY MILITARY, GOVERNMENT, BUSINESS AND THE PUBLIC MAY HAVE ON OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

         The recent terrorist attacks in the United States, which have brought devastation to many people and shaken consumer confidence, have disrupted commerce throughout the world. The continuing threat of terrorism in the United States and other countries and heightened security measures, as well as current and any future military action in response to such threat, may cause significant disruption to the global economy, including widespread recession. To the extent that such disruptions result in a general decrease in spending that could decrease demand for our current and planned products and services, in our inability to effectively market, manufacture or ship our products and services, or in financial or operational difficulties for various vendors on which we rely, our business and results of operations could be materially and adversely affected. We are unable to predict whether the continuing threat of terrorism or the responses to such threat will result in any long-term commercial disruptions or whether such terrorist activities or responses will have any long-term material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

                         RISKS RELATED TO THIS OFFERING

     OUR STOCK PRICE HAS BEEN VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES OF OUR COMMON STOCK.

         The market prices of securities of technology-based companies, especially telecommunications electronics companies, currently are highly volatile. The market price of our common stock has fluctuated significantly in the past. The market price of our common stock may continue to exhibit significant fluctuations in response to the following factors, many of which are beyond our control:

         o    variations in our quarterly operating results;
         o changes in market valuations of similar companies and stock market price and volume fluctuations generally;
         o economic conditions specific to the telecommunications electronics industry;
         o announcements by us or our competitors of new or enhanced products, technologies or services or significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;
         o    regulatory developments;
         o    additions or departures of key personnel; and
         o    future sales of our common stock or other securities.

         The price at which you purchase shares of common stock may not be indicative of the price of our stock that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you. Moreover, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

     WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND ADEQUATE FINANCING MAY NOT BE AVAILABLE TO US ON ACCEPTABLE TERMS OR AT ALL. IF WE OBTAIN FINANCING THROUGH THE ISSUANCE OF EQUITY SECURITIES, FURTHER DILUTION TO EXISTING STOCKHOLDERS MAY RESULT. WE MAY BE REQUIRED TO OBTAIN FINANCING THROUGH ARRANGEMENTS THAT MAY REQUIRE US TO RELINQUISH RIGHTS OR CONTROL TO SOME OF OUR PROPRIETARY TECHNOLOGIES.

         Our future capital requirements will depend upon many factors, including the magnitude of our sales and marketing efforts, the development of new products and services, possible future strategic acquisitions, the progress of our research and development efforts and the status of competitive products and services. We believe that current and future available capital resources will be adequate to fund our operations for the foreseeable future. However, to the extent we are in need of any additional financing, there can be no assurance that any additional financing will be available to us on acceptable terms, or at all. Deteriorating global economic conditions and the effects of ongoing military actions against terrorists may cause prolonged declines in investor confidence in and accessibility to capital markets. If we raise additional funds by issuing equity securities, further dilution to the existing stockholders may result. If adequate funds are not available, we may be required to delay, scale back or eliminate portions of our operations and product development and marketing efforts or to obtain funds through arrangements with partners or others that may require us to relinquish rights to some of our technologies or potential products, services or other assets. Accordingly, the inability to obtain financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also adversely affect our ability to fund our continued operations and our product development and marketing efforts that historically have contributed significantly to our competitiveness.

     SHARES OF OUR COMMON STOCK ELIGIBLE OR TO BECOME ELIGIBLE FOR PUBLIC SALE COULD ADVERSELY AFFECT OUR STOCK PRICE AND MAKE IT DIFFICULT FOR US TO RAISE ADDITIONAL CAPITAL THROUGH SALES OF EQUITY SECURITIES.

         As of November 28, 2001, we had outstanding 20,670,703 shares of common stock, 20,570,703 of which shares were either unrestricted, registered for resale under the Securities Act of 1933, or eligible for resale without registration under Rule 144 of the Securities Act of 1933. As of November 28, 2001, we also had outstanding options, warrants and preferred stock that were exercisable for or convertible into 6,330,555 shares of common stock. Of these, 1,594,924 shares of common stock underlying options, 1,686,055 shares of common stock underlying warrants and 2,763,250 shares of common stock underlying preferred stock were registered for resale. Sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price for our common stock. Any adverse effect on the market price for our common stock could make it difficult for us to sell equity securities at a time and at a price that we deem appropriate.

PRICE RANGE OF COMMON STOCK IS UPDATED TO INCLUDE THE FOLLOWING:
----------------------------------------------------------------

                           PRICE RANGE OF COMMON STOCK

         For the quarter ended September 30, 2001, the high and low closing bid prices per share of our common stock were $0.45 and $0.26, respectively. As of November 28, 2001, we had 20,670,703 shares of common stock outstanding held of record by approximately 3,600 stockholders, and the high and low sale prices of our common stock on the OTC Bulletin Board on that date were $0.33 and $0.30, respectively.

THE CAPITALIZATION TABLE IS REPLACED WITH THE FOLLOWING:
--------------------------------------------------------

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 2001. You should read this information together with our consolidated financial statements and the notes relating to those statements appearing elsewhere in this prospectus.

                                                                                        SEPT. 30, 2001
                                                                                        --------------
                                                                                         (UNAUDITED)
                                                                                    (IN THOUSANDS, EXCEPT
                                                                                         SHARE DATA)
        Long-term debt, less current portion..................................            $     783
                                                                                          ---------

        Convertible redeemable preferred stock, $10,000 unit value.
          Authorized 200 shares; issued and outstanding 25 shares
          (aggregate liquidation preference of $250)..........................                  267

        Stockholders' equity:
          Preferred Stock, $0.01 par value. Authorized 10,000,000 shares.
             Convertible Series B Preferred Stock, $0.01 par value, 150,000 shares authorized, 150,000 shares issued and outstanding
             (aggregate liquidation preference of $960)                                         938
          Common Stock, $0.0033 par value. Authorized 50,000,000 shares;
             issued and outstanding, 20,571,000...............................                   68
        Additional paid-in capital............................................               24,317
        Accumulated deficit...................................................              (18,903)
        Accumulated other comprehensive loss..................................                 (827)
                                                                                         -----------
          Total stockholders' equity..........................................                5,593
                                                                                         -----------
          Total capitalization................................................            $   6,643
                                                                                          ==========


THE SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA TABLE IS REPLACED WITH THE
FOLLOWING:
--------------------------------------------------------------------------------

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

         The following selected consolidated historical financial data should be read in conjunction with the consolidated financial statements and the notes to those statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations and comprehensive income data with respect to the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data at December 31, 1999 and 2000 are derived from, and are qualified by reference to, the consolidated audited financial statements included elsewhere in this prospectus. The consolidated statements of operations and comprehensive income data set forth below with respect to the nine month periods ended September 30, 2000 and 2001 and the consolidated balance sheet data as of September 30, 2001 are derived from unaudited financial statements included elsewhere in the prospectus which, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for these periods. The historical results are not necessarily indicative of results to be expected for any future periods.

                                                   THREE                                                           NINE MONTHS
                                         YEAR      MONTHS                                                              ENDED
                                         ENDED      ENDED               YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
STATEMENTS OF OPERATIONS AND           SEPT. 30,   DEC. 31,    ---------------------------------------------   ---------------------
COMPREHENSIVE INCOME DATA:               1996        1996        1997         1998       1999        2000        2000         2001
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                                     (UNAUDITED)
Net sales............................  $ 14,270    $  3,100    $ 27,251    $ 30,100    $ 25,913    $ 28,050    $ 19,559    $ 20,893
Cost of sales........................     9,442       2,332      18,069      17,353      17,066      15,529      10,646      11,935
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit.........................     4,828         768       9,182      12,747       8,847      12,521       8,913       8,958
Selling, general and administrative
  expenses...........................     3,426       1,045       8,608      10,202      10,584       9,827       6,826       7,943
Engineering and product development
  expenses...........................        --          --       1,797       2,202       1,841       1,167         773         897
Write-down of goodwill...............        --          --       5,693          --          --          --          --          --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) from operations........     1,402        (277)     (6,916)        343      (3,578)      1,527       1,314         118
Total other income (expense).........       304          49        (627)       (804)       (492)        207          61        (228)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) from continuing
  operations before income taxes.....     1,706        (228)     (7,543)       (461)     (4,070)      1,734       1,375        (110)
Income tax expense...................        20          30          97         101         128          31          13          10
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) from continuing
  operations.........................     1,686        (258)     (7,640)       (562)     (4,198)      1,703       1,362        (120)
Discontinued operations:
   Loss from operations of
     discontinued segment............      (603)       (647)     (2,053)     (1,203)       (847)       (212)       (219)         --
   Gain (loss) on disposal of
    discontinued segment including
    provision for phase out period
    of $158 in 2000..................        --          --          --         580          44        (487)       (634)         --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)....................     1,083        (905)     (9,693)     (1,185)     (4,596)      1,004         509        (120)
Foreign currency translation
   adjustment........................       (89)        126        (260)        206        (325)       (515)       (435)        (96)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total comprehensive income (loss)....  $    994    $   (799)   $ (9,953)   $   (979)   $ (4,921)   $    499    $     74    $   (216)
                                       =========   =========   =========   =========   =========   =========   =========   =========
Basic earnings (loss) per share from
  continuing operations..............  $   0.27    $  (0.05)   $  (0.76)   $  (0.05)   $  (0.26)   $   0.09    $   0.07    $  (0.01)
                                       =========   =========   =========   =========   =========   =========   =========   =========
Diluted earnings (loss) per share
  from continuing operations.........  $   0.27    $  (0.05)   $  (0.76)   $  (0.05)   $  (0.26)   $   0.07    $   0.06    $  (0.01)
                                       =========   =========   =========   =========   =========   =========   =========   =========
Basic earnings (loss) per share from
  discontinued operations............  $  (0.10)   $  (0.10)   $  (0.20)   $  (0.05)   $  (0.02)   $  (0.04)   $  (0.05)   $     --
                                       =========   =========   =========   =========   =========   =========   =========   =========
Diluted earnings (loss) per share
  from discontinued operations.......  $  (0.10)   $  (0.10)   $  (0.20)   $  (0.05)   $  (0.02)   $  (0.03)   $  (0.04)   $     --
                                       =========   =========   =========   =========   =========   =========   =========   =========
Basic earnings (loss) per share......  $   0.17    $  (0.15)   $  (0.96)   $  (0.10)   $  (0.28)   $   0.05    $   0.02    $  (0.01)
                                       =========   =========   =========   =========   =========   =========   =========   =========
Diluted earnings (loss) per share....  $   0.17    $  (0.15)   $  (0.96)   $  (0.10)   $  (0.28)   $   0.04    $   0.02    $  (0.01)
                                       =========   =========   =========   =========   =========   =========   =========   =========
Weighted average shares outstanding,
   basic.............................     5,841       6,064      10,137      11,952      16,638      19,504      19,141      20,570
Weighted average shares outstanding,
   diluted...........................     5,841       6,064      10,137      11,952      16,638      23,027      21,347      20,570


                                                     YEARS ENDED DECEMBER 31,
                                   SEPTEMBER 30,---------------------------------------------------------   SEPT. 30,
                                       1996        1996        1997        1998        1999       2000         2001
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------
BALANCE SHEET DATA:                                                                                         (UNAUDITED)
Cash and cash equivalents......     $    492    $    574    $  1,571    $    450    $    480    $    756    $    437
Working capital................        3,911       3,554       4,625       4,999       1,080       2,780       3,120
Total assets...................       12,870      12,316      20,129      20,352      16,489      19,484      17,938
Long-term debt, net of current
   portion.....................        1,755       2,019       2,012       1,175         143         282         783
Stockholders' equity...........        5,486       4,753       6,011       5,482       3,801       5,807       5,593
Convertible redeemable
   preferred stock.............           --          --           1       1,516         588         259         267

         No cash dividends on our common stock were declared during any of the periods presented above. Shares outstanding and earnings (loss) per share have been restated to give effect to the recapitalization of XET Corporation (the accounting acquirer) in the reverse acquisition of MicroTel International, Inc. by XET Corporation on March 26, 1997.

         The historical financial data above for periods prior to the merger is that of XET Corporation. In conjunction with the reverse acquisition accounting treatment, XET Corporation changed its fiscal year end from September 30 to December 31 to adopt the fiscal year end of MicroTel International, Inc. The three-month period ended December 31, 1996 represents the "transition" period between XET Corporation's fiscal year ended September 30, 1996 and the beginning of its new fiscal year on January 1, 1997.

         In October 2000, we decided to discontinue our circuits segment's operations. Accordingly, all current and prior financial information related to the circuits segment operations have been presented as discontinued operations in historical financial data above.

THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SECTION IS REPLACED WITH THE FOLLOWING:
--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AND NOTES AND THE INFORMATION INCLUDED UNDER THE CAPTION "RISK FACTORS" INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

         We previously organized our operations in three business segments:

         o    Instrumentation and Test Equipment;
         o    Components and Subsystem Assemblies; and
         o    Circuits.

         In an effort to focus our attention and working capital on our telecommunications test instruments and our transmission and network access products, we sold substantially all of the assets of XCEL Arnold Circuits, Inc. in April 1998 and sold substantially all of the assets of HyComp, Inc., a manufacturer of hybrid circuits, in April 1999.

         In October 2000, we decided to discontinue our circuits segment. On November 28, 2000, we sold XCEL Etch Tek, which was our only remaining material circuit board business and was a division of our wholly-owned subsidiary, XET Corporation (formerly XIT Corporation). We intend to retain our small Monrovia, California circuit board manufacturing facility primarily as a captive supplier of circuit boards to XET Corporation's Digitran Division.

         Effective August 1, 2000, we acquired the assets and business operations of T-Com, LLC, or T-Com, a telecommunications test instrument manufacturer located in Sunnyvale, California. T-Com produced central office equipment, which is equipment that is typically employed in switching and network operating centers.

         Through our three direct wholly-owned operating subsidiaries, XET Corporation, CXR Telcom Corporation, or CXR Telcom, and CXR, S.A., and through the divisions and subsidiaries of our subsidiaries, we presently design, manufacture, assemble, and market products and services in the following two material business segments:

         o    Telecommunications

              -- Telecommunications Test Instruments (analog and digital test instruments used in the installation, maintenance, management and optimization of public and private communication networks)

              -- Transmission and Network Access Products (range of products for accessing public and private networks for the transmission of data, voice and video)

         o Electronic Components (digital switches and electronic power supplies)

         Our sales are primarily in North America, Europe and Asia. In the first three quarters of 2001, approximately 55% of our sales were to customers in the telecommunications industry, and the remainder of our sales were to aerospace, military contractors and industrial customers.

         Revenues are recorded when products are shipped if shipped FOB shipping point or when received by the customer if shipped FOB destination.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000

         The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of total net sales:

                                                         THREE MONTHS ENDED                     YEARS ENDED
                                                            SEPTEMBER 30,                       DECEMBER 31,
                                                        ---------------------         ---------------------------------
                                                         2001           2000           2000         1999          1998
                                                        ------         ------         ------       ------        ------
Net sales........................................       100.0%         100.0%         100.0%       100.0%        100.0%
Cost of sales....................................        60.7           44.8           55.4         65.9          57.7
                                                        ------         ------         ------       ------        ------
Gross profit.....................................        39.3           55.2           44.6         34.1          42.3
Selling, general and administrative expenses.....        38.8           35.4           35.0         40.8          33.9
Engineering and product development expenses.....         3.7            4.0            4.2          7.1           7.3
                                                        ------         ------         ------       ------        ------
Operating income (loss)..........................        (3.2)          15.8            5.4        (13.8)          1.1
Interest expense.................................        (1.8)          (1.8)          (1.5)        (1.6)         (2.2)
Other income (expense)...........................         0.6            2.5            2.3         (0.3)         (0.4)
                                                        ------         ------         ------       ------        ------
Income (loss) from continuing operations before
  income taxes...................................        (4.4)          16.5            6.2        (15.7)         (1.5)
Income taxes.....................................         --             --             0.1          0.5           0.4
                                                        ------         ------         ------       ------        ------
Income (loss) from continuing operations.........        (4.4)          16.5            6.1        (16.2)         (1.9)
Loss from discontinued operations................         --            (1.0)          (0.8)        (3.2)         (4.0)
Gain (loss) on disposal of discontinued segment..         --            (9.2)          (1.7)         1.7           1.9
                                                        ------         ------         ------       ------        ------
Net income (loss)................................        (4.4)%          6.3%           3.6%       (17.7)%        (3.9)%
                                                        ======         ======         ======       ======        ======

     CONTINUING OPERATIONS

         NET SALES. Net sales for the three months ended September 30, 2001 decreased by $526,000 (7.7%) to $6,345,000, as compared to $6,871,000 for the three months ended September 30, 2000.

         Net sales of our telecommunications products for the three months ended September 30, 2001 remained approximately unchanged at $3,483,000, as compared to $3,487,000 for the comparable period in 2000. Net sales of our U.S.-based telecom operation of CXR Telcom for the three months ended September 30, 2001 decreased by $443,000 (21.2%) to $1,643,000, as compared to $2,086,000 for the comparable period in 2000. This decrease was partially due to a $423,000 reduction in net sales of our CXR HALCYON 704 series test equipment and a $474,000 reduction in sales of T-Com central office test equipment. These reductions were partially offset by a $309,000 increase in net U.S. sales of our transmission products and a $146,000 increase in service and other revenues. Net sales of our French subsidiary, CXR, S.A., for the three months ended September 30, 2001 increased by $439,000 (31.3%) to $1,840,000 as compared to $1,401,000 for the comparable prior year period. This increase was primarily due to a $364,000 increase in net sales of transmission equipment and a $148,000 increase in net sales of test equipment. These increases were offset with a $73,000 reduction in net sales for the Networking Division due to its closure.

         Net sales of electronic components for the three months ended September 30, 2001 decreased by $522,000 (15.5%) to $2,862,000, as compared to $3,384,000 for the comparable period in 2000. The decrease primarily was due to a decline in sales of electronic switches by the Digitran Division of our subsidiary, XET Corporation, in Rancho Cucamonga, California. The Digitran Division's net sales decreased $842,000 (44.7%) to $1,040,000 in the three months ended September 30, 2001 from $1,882,000 in the prior year period. The decrease was due to the completion of the BAE Systems order earlier this year, which order contributed $504,000 to sales in the third quarter of 2000. This decrease was offset by a $245,000 (19.9%) increase in net sales of power supplies of our U.K. subsidiary, XCEL Corporation, Ltd., or XCL, as measured in U.S. dollars, which net sales increased from $1,229,000 for the three months ended September 30, 2000 to $1,474,000 for the three months ended September 30, 2001. In addition, our Japanese subsidiary, XCEL Japan Ltd., or XJL, increased its sales by $86,000 (36.4%) to $322,000 for the three months ended September 30, 2001 from $236,000 for the comparable period in 2000.

         GROSS PROFIT. Gross profit as a percentage of total net sales decreased to 39.3% for the three months ended September 30, 2001, as compared to 55.2% for the comparable period in 2000. In dollar terms, total gross profit decreased by $1,299,000 (34.3%) to $2,492,000 for the three months ended September 30, 2001, as compared to $3,791,000 for the comparable period in 2000.

         Gross profit for our telecommunications segment decreased in dollar terms by $465,000 (24.2%) to $1,459,000 for the three months ended September 30, 2001, as compared to $1,924,000 for the comparable period in 2000, and decreased as a percentage of net sales from 55.2% in 2000 to 41.9% in 2001. The decrease in gross profit as a percentage of net sales was due primarily to the decrease in sales of telecommunication test instruments which increased per unit costs. In addition, sales of transmissions products increased, which products generally carry a lower gross profit margin than test equipment.

         Gross profit for our electronic components segment decreased in dollar terms by $834,000 (44.7%) to $1,033,000 for the three months ended September 30, 2001, as compared to $1,867,000 for the comparable period in 2000, and decreased as a percentage of related net sales from 55.2% in 2000 to 36.1% in 2001. This percentage decrease was primarily the result of the completion of the BAE Systems order that provided a substantial contribution to gross margin in the third and fourth quarters of 2000 but was completed in the first quarter of 2001 so that there was no contribution from this contract in the current quarter. The decrease was offset by improved gross margins at XCL in the U.K. as a result of an increase in sales of custom military power supply units, or PSUs, in relation to the PSUs sold in the commercial market. For the quarter ended September 30, 2001, custom PSU sales increased to 74.5% of the total PSUs sold, as compared to 61.5% in the three-month period ended September 30, 2000. The custom military PSUs carry higher margins than the commercial PSUs. XCL's gross margin improved from 28.1% of net sales in the third quarter of 2000 to 30.4% of net sales in the current three-month period.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased slightly by $26,000 (0.1%) to $2,457,000 for the three-month period ended September 30, 2001, as compared to $2,431,000 for the comparable period in 2000. These expenses included approximately $156,000 of legal and accounting expenses for non-routine SEC filings in the three-month period ended September 30, 2001. However, this is the last quarter in which we expect to incur such expenses.

         ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES. Engineering and product development expenses consist primarily of research and product development activities of our telecommunications segment. These expenses decreased by $42,000 (15.2%) to $235,000 for the three months ended September 30, 2001, as compared to $277,000 for the comparable prior year period. The decrease primarily was due to the closure of our St. Charles, Illinois engineering facility and the layoff of four engineers. Engineering functions have been transferred to the Fremont, California facility.

         OTHER INCOME AND EXPENSE. Interest expense decreased to $113,000 for the three months ended September 30, 2001, from $126,000 in the comparable period in 2000 due to lower debt balances. Other income of $33,000 in the third quarter of 2001 declined from $177,000 in the third quarter of 2000 primarily because we recorded a $197,000 gain on the sale of Wi-LAN, Inc. common stock in the three months ended September 30, 2000.

         NET INCOME OR LOSS. Net loss for the three months ended September 30, 2001 was $281,000 as compared to net income from continuing operations of $1,132,000 for the prior year period. The current period loss included expenses of approximately $156,000 for non-routine SEC filings and $72,000 in severance pay related to staff reductions. The net income of the prior year period included a $197,000 gain from the sale of Wi-LAN, Inc. common stock.

     DISCONTINUED OPERATIONS

         As a result of our decision to discontinue our last remaining material circuits subsidiary in October 2000, our circuits segment has been accounted for as discontinued operations. We reported a net loss from discontinued operations of $702,000 for the three months ended September 30, 2000. Net sales, gross profit and selling, general and administrative expenses for our circuits business for the three months ended September 30, 2000 were $690,000, $51,000 and $147,000, respectively.

     NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

         The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of total net sales:

                                                   NINE MONTHS ENDED                       YEARS ENDED
                                                      SEPTEMBER 30,                        DECEMBER 31,
                                                  ----------------------        ------------------------------------
                                                   2001            2000          2000           1999           1998
                                                  ------          ------        ------         ------         ------
Net sales..................................       100.0%          100.0%        100.0%         100.0%         100.0%
Cost of sales..............................        57.1            54.4          55.4           65.9           57.7
                                                  ------          ------        ------         ------         ------
Gross profit...............................        42.9            45.6          44.6           34.1           42.3
Selling, general and administrative
  expenses.................................        38.0            34.9          35.0           40.8           33.9
Engineering and product development
  expenses.................................         4.3             4.0           4.2            7.1            7.3
                                                  ------          ------        ------         ------         ------
Operating income (loss)....................         0.6             6.7           5.4          (13.8)           1.1
Interest expense...........................        (1.5)           (1.7)         (1.5)          (1.6)          (2.2)
Other income (expense).....................         0.3             2.0           2.3           (0.3)          (0.4)
                                                  ------          ------        ------         ------         ------
Income (loss) from continuing operations
  before income taxes......................        (0.6)            7.0           6.2          (15.7)          (1.5)
Income taxes...............................         --              --            0.1            0.5            0.4
                                                  ------          ------        ------         ------         ------
Income (loss) from continuing operations...        (0.6)            7.0           6.1          (16.2)          (1.9)
Loss from discontinued operations..........         --             (1.1)         (0.8)          (3.2)          (4.0)
Gain (loss) on disposal of discontinued
  segment..................................         --             (3.3)         (1.7)           1.7            1.9
                                                  ------          ------        ------         ------         ------
Net income (loss)..........................        (0.6)%           2.6%          3.6%         (17.7)%         (3.9)%
                                                  ======          ======        ======         ======         ======

     CONTINUING OPERATIONS

         NET SALES. Net sales for the nine months ended September 30, 2001 increased by $1,334,000 (6.8%) to $20,893,000, as compared to $19,559,000 for the nine months ended September 30, 2000.

         Net sales of our telecommunications products for the nine months ended September 30, 2001 increased by $771,000 (7.2%) to $11,451,000, as compared to $10,680,000 for the comparable period in 2000. Net sales of our U.S.-based telecom operation of CXR Telcom for the nine months ended September 30, 2001 increased by $590,000 (12.3%) to $5,384,000, as compared to $4,794,000 for the comparable period in 2000. This increase was mainly due to a $203,000 increase in service revenues and a $187,000 increase in net sales of T-Com, LLC products that were acquired effective August 2000 with the acquisition of T-Com. CXR Telcom sales of CXR HALCYON 704 series test equipment increased by $150,000 (4.9)% in the first three quarters of 2001 as compared to the comparable prior year period. Net sales of our transmission and original equipment manufactured test instruments by CXR, S.A. for the nine months ended September 30, 2001 increased by $181,000 (3.1%) to $6,067,000, as compared to $5,886,000 for the comparable prior year period. This increase would have been 7.9% if not for the decline in the value of the French Franc in relation to the value of the U.S. dollar in the nine months ended September 30, 2001 as compared to their relative values for the nine months ended September 30, 2000. The major reasons for the increase in CXR, S.A.'s sale were a $719,000 increase in net sales of transmission equipment and a $248,000 increase in net sales of test equipment. These increases were partially offset by a $783,000 reduction of networking products sales due to the closure of the Networking Division last year.

         Net sales of our electronic components for the nine months ended September 30, 2001 increased by $563,000 (6.3%) to $9,442,000, as compared to $8,879,000 for the comparable period in 2000, primarily due to a $899,000 increase in sales of XCL, our U.K. subsidiary. This increase in net sales was primarily due to an increase in deliveries of outstanding contracts of power supplies. Also contributing to the increase in sales of our electronic components segment was XJL, our Japanese subsidiary, which increased its sales in the nine months ended September 30, 2001 by $118,000 (17.2%) to $803,000, as compared to $685,000 for the comparable prior year period. This increase was offset by a $430,000 decrease in XET's sales primarily due to a decline in shipments of digital switches under its contract with BAE Systems, Canada due to the completion of that contract in the first quarter of this year.

         GROSS PROFIT. Gross profit as a percentage of total net sales decreased to 42.9% for the nine months ended September 30, 2001, as compared to 45.6% for the comparable period in 2000. In dollar terms, total gross profit increased slightly by $45,000 (0.5%) to $8,958,000 for the nine months ended September 30, 2001, as compared to $8,913,000 for the comparable period in 2000.

         Gross profit for our telecommunications segment increased in dollar terms by $171,000 (3.6%) to $4,936,000 for the nine months ended September 30, 2001, as compared to $4,765,000 for the comparable period in 2000, and decreased as a percentage of net sales from 44.6% in 2000 to 43.1% in 2001.

         Gross profit for our electronic components segment decreased in dollar terms by $126,000 (3.0%) to $4,022,000 for the nine months ended September 30, 2001, as compared to $4,148,000 for the comparable period in 2000, and decreased as a percentage of related net sales from 46.7% in 2000 to 42.6% in 2001. This decrease was primarily the result of the completion of the BAE Systems, Canada contract in the first quarter of this year, which contract had provided for sales of higher margin products and contributed to higher sales in the prior year and the first quarter of this year at XET's Digitran Division in Rancho Cucamonga, California. This decrease was partially offset by the improved profit margins in connection with higher production volumes and a higher margin product mix at XCL in the U.K., which contributed to a $564,000 increase in gross profit. Also, XJL's gross profit margin increased by $44,000.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $1,117,000 (16.4%) to $7,943,000 for the nine-month period ended September 30, 2001, as compared to $6,826,000 for the comparable period in 2000. The increase was primarily due to increases of $705,000 in legal and accounting fees, $107,000 of compensation expenses, and $296,000 of administrative expenses at CXR Telcom due to the consolidation of the business acquired with the acquisition of T-Com, LLC. The legal and accounting fees in the first three quarters of 2001 include approximately $608,000 incurred in connection with non-routine Securities and Exchange Commission filings. However, we do not expect to incur any further such expenses.

         ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES. Engineering and product development expenses consist primarily of research and product development activities of our telecommunications segment. These expenses increased by $124,000 (16.0%) to $897,000 for the nine months ended September 30, 2001, as compared to $773,000 for the comparable prior year period, reflecting new product development activities. This increase primarily was due to the addition of engineering staff during the earlier part of the year which was partially offset by layoffs in August 2001 and the closure of the St. Charles, Illinois engineering facility.

         OTHER INCOME AND EXPENSE. Interest expense decreased to $311,000 for the nine months ended September 30, 2001 from $321,000 in the comparable period in 2000. Other income of $83,000 in the first three quarters of 2001 declined from $381,000 in the first three quarters of 2000 primarily because in the nine-month period ended September 30, 2000 we recorded a $197,000 gain on the sale of stock of Wi-LAN, Inc. and the reversal of a warranty reserve of $116,000 for a warranty settlement related to sales made by the Company's former subsidiary, HyComp, Inc., which was sold in April 1999.

         NET INCOME OR LOSS. Net loss for the nine months ended September 30, 2001 was $120,000 as compared to net income from continuing operations of $1,362,000 for the prior year period. The current nine-month period loss included expenses of approximately $608,000 for non-routine SEC filings and $72,000 in severance pay related to staff reductions. The net income of the prior year period included a $197,000 gain from the sale of Wi-LAN, Inc. common stock and a $116,000 gain related to the settlement of a warranty claim from the sale of our former subsidiary, HyComp, Inc.

     DISCONTINUED OPERATIONS

         As a result of our decision to discontinue our last remaining material circuits subsidiary in October 2000, our circuits segment has been accounted for as discontinued operations. We reported a net loss from discontinued operations of $853,000 for the nine months ended September 30, 2000. Net sales, gross profit and selling, general and administrative expenses for our circuits business for the nine months ended September 30, 2000 were $2,088,000, $166,000 and $454,000, respectively.

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     CONTINUING OPERATIONS

         NET SALES. Net sales for the year ended December 31, 2000 increased by $2,137,000 (8.2%) to $28,050,000 as compared to $25,913,000 for the year ended
December 31, 1999.

         Net sales of our telecommunications products and services during 2000 declined slightly to $15,658,000 from $15,666,000 during 1999. Test equipment sales during 2000 increased by $2,923,000 (58.7%) to $7,906,000 as compared to $4,983,000 for 1999. This increase in sales of test equipment was primarily due to the positive market acceptance of our CXR HALCYON 704 series product line which accounted for $1,125,000 of the increase. The remaining $1,798,000 of this increase was substantially attributable to additional test equipment sales as a result of our acquisition of the business of T-Com in August 2000. This increase in net sales of test equipment was offset by a reduction in sales of transmission and networking equipment that are produced at our French subsidiary, CXR S. A., of $2,931,000 (37.8%) from $10,683,000 during 1999 to
$7,752,000 for 2000. The decline in the net sales of these products was primarily due to the conversion of sales amounts from French Francs to the U.S. Dollars. The average U.S. Dollar value of the French Franc has declined approximately 15% from 1999 to 2000. In addition, budget delays and reductions within the French public sector also contributed to the reduction of transmission equipment sales.

         Net sales of electronic components for 2000 increased by $2,145,000 (20.9%) to $12,392,000 as compared to $10,247,000 for 1999. This increase was primarily due to an increase in digital switch sales of XET Corporation's Digitran Division of $2,905,000 (63%) for 2000 to $7,508,000 from $4,603,000 for
1999. Contributing to this increase was a large order for switches placed by BAE Systems of Canada, which accounted for $1,656,000 of net sales in 2000. Sales under our contract with BAE Systems Canada, Inc. ended during the first quarter of 2001. This increase was offset by the termination of our subsystem assembly business that accounted for $670,000 of sales in 1999.

         GROSS PROFIT. Gross profit as a percentage of net sales increased to 44.6% for 2000 as compared to 34.1% for 1999. In dollar terms, gross profit increased by $3,674,000 (41.5%) to $12,521,000 for 2000 as compared to
$8,847,000 for 1999. For 2000 and 1999, cost of sales included provisions for inventory obsolescence of $893,000 and $1,144,000, respectively. Provisions for inventory obsolescence are recorded as necessary to reduce obsolete inventory to estimated net realizable value or to specifically reserve for obsolete inventory that we intend to dispose of. Upon disposal of obsolete inventory, the inventory is written off and the allowance for inventory obsolescence is reduced.

         Gross profit for our telecommunications segment increased in dollar terms by $1,292,000 (24.8%) to $6,508,000 for 2000 as compared to $5,216,000 for
1999 and increased as a percentage of related net sales from 33.4% in 1999 to 41.5% in 2000. This increase in gross profit was primarily due to a larger portion of telecommunications segment sales consisting of higher margin test equipment in 2000 which included the new CXR HALCYON 704 series test equipment and our T-Com test equipment. These products, each of which contributed a greater proportion of sales to this segment in 2000 than in 1999, generate a higher gross profit margin than the older model test equipment and generally contribute a higher margin than the transmission products.

         Gross profit of our electronic components segment increased in total dollar terms by $2,382,000 (65.6%) to $6,013,000 for 2000 from $3,631,000 in
1999 and increased as a percentage of related net sales from 35.2% in 1999 to 48.5% in 2000. The increase in gross profit margin in 2000 as compared to 1999 was primarily due to improved profit margins in connection with sales made by XET Corporation which resulted from manufacturing efficiencies, reduced overhead in connection with the move from the Ontario facility to our Rancho Cucamonga facility, higher production volumes and a larger percentage of higher margin night vision switches. These increases were slightly offset by a decline in profit margin of sales of our U. K. subsidiary due to lower sales volumes.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased by $757,000 (7.2%) to $9,827,000 for 2000 as compared to $10,584,000 for 1999 and decreased as a percentage of net sales from 40.8% in 1999 to 35.0% in 2000. This decrease is attributable to a reduction in selling expenses of $291,000 and reduction in general and administrative expenses of $466,000. The decrease in general and administrative expenses was primarily due to continued cost cutting efforts and due to certain expenses incurred in 1999 that were not incurred in 2000. These expenses include a $452,000 expense related to the establishment of a reserve for a note receivable, a $522,000 charge related to our investor relations efforts and a $193,000 charge related to a contingent stock agreement. Alternatively, there were general and administrative expenses incurred in 2000 that were not incurred in 1999 including approximately $200,000 of legal and accounting fees related to the filing of a registration statement and other filings with the Securities and Exchange Commission.

         ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES. Engineering and product development expenses consist primarily of research and product development activities of our telecommunications segment. These expenses decreased by $674,000 (36.6%) to $1,167,000 for 2000 as compared to $1,841,000 for 1999. The majority of this reduction is due to eliminating CXR Telcom's engineering function in Fremont, California for test instruments and concentrating our engineering efforts in only one location, our St. Charles, Illinois facility, and the transfer of transmission and network access product engineering to CXR
S. A. in France with no additional staffing added there.

         OTHER INCOME AND EXPENSE. Interest expense increased slightly to $424,000 for 2000 as compared to $411,000 for 1999. Other income was $631,000 for 2000 as compared to an expense of $81,000 for 1999. Other income in 2000 included $197,000 of gain on the sale of common stock of Wi-LAN, Inc., $137,000 reduction in a warranty reserve, $90,000 for reductions in accruals for settlements related to leased equipment and gain on foreign currency exchange of $94,000.

         INCOME TAXES. Income taxes, while nominal in both respective periods, consist primarily of foreign taxes and U.S. alternative minimum tax as we are in a loss carryforward position for federal income tax purposes. At December 31, 2000 we had total net deferred income tax assets of approximately $16,321,000. These potential income tax benefits, a significant portion of which relates to net operating loss carryforwards, have been subjected to a 100% valuation allowance since realization of these assets is not more likely than not in light of our recurring losses from operations.

     DISCONTINUED OPERATIONS

         As a result of our decision in October 2000 to discontinue our last remaining material circuits business, which operated as the XCEL Etch Tek Division of our XET Corporation subsidiary, our circuits segment has been accounted for as discontinued operations. We reported a net loss from discontinued operations of $699,000 for 2000 as compared to a net loss of $398,000 for 1999. The 2000 net loss included a loss of $487,000 from the disposal of our discontinued operations, including $122,000 for phase out period, as compared to a gain of $449,000 for 1999 relating to the sale of HyComp, Inc., a subsidiary in our circuits segment, and the separate sale of its corporate shell.

         Net sales for our circuits business for 2000 decreased by $131,000 (5.5%) to $2,257,000 as compared to $2,388,000 for 1999 primarily due to the sale of our circuits segment facility in November 2000, which resulted in 10 1/2 months of circuit segment sales during 2000.

         Selling, general and administrative expenses related to our discontinued operations declined by $288,000 (43.4%) to $375,000 for 2000 as compared to $663,000 for 1999 primarily due to the sale of HyComp, Inc. in 1999 and cost reductions of Etch-Tek.

     YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

     CONTINUING OPERATIONS

         NET SALES. Net sales for the year ended December 31, 1999 decreased by $4,187,000 (13.9%) to $25,913,000 as compared to $30,100,000 for the year ended
December 31, 1998.

         Net sales of our telecommunications products and services decreased by $1,866,000 (10.6%) to $15,666,000 for 1999, as compared to $17,532,000 for 1998.
This decrease was primarily due to reduced sales of our older CXR 5200 series of telecommunications test sets which we were in the process of replacing with our new CXR HALCYON 700 series of equipment because the older models were not computer compatible and were larger and heavier than the newer models. Sales of our older models, which totaled $15,000 during 1999, declined at a faster rate than the increase in sales of our new models, which sales totaled $1,940,000 during 1999. The decrease in net sales attributable to the decline in sales of our older model test equipment was partially offset by a $937,000 increase in U.S. sales of our transmission products. An increase in sales by CXR, S.A. was not fully recognized by us as a result of a 18.4% decline in the value of the French Franc in relation to the U.S. dollar. The net sales of CXR, S.A. in its functional currency of French Francs were 16.9% greater in 1999 than in 1998. However, because of the decline in the value of the French Franc in relation to the U.S. dollar, CXR, S.A. net sales in U.S. dollars were 15% less in 1999 than in 1998.

         Net sales of electronic components decreased by $2,321,000 (18.5%) to $10,247,000 for 1999 as compared to $12,568,000 for 1998 primarily due to the discontinuance of our XCEL-Lite products, which represented no sales in 1999 as compared to sales of $576,000 in 1998, the discontinuance of low margin subsystem assembly business, which represented sales of $670,000 in 1999 as compared to $1,069,000 in 1998, a $1,199,000 decline in sales of our digital switches. We believe that the reduction in digital switch sales in 1999 as compared to 1998 was at least partially due to a preannounced price increase effective in early 1999 that caused some customers to purchase switches in 1998 rather than in 1999 in order to avoid the 1999 price increase.

         GROSS PROFIT. Gross profit as a percentage of total net sales decreased to 34.1% for 1999 as compared to 42.3% for 1998. In dollar terms, total gross profit decreased by $3,900,000 (30.6%) to $8,847,000 for 1999 as compared to $12,747,000 for 1998. For the years ended December 31, 1999 and 1998, cost of sales included provisions for inventory obsolescence of $1,144,000 and $879,000, respectively. Provisions for inventory obsolescence are recorded as necessary to reduce obsolete inventory to estimated net realizable value or to specifically reserve for obsolete inventory that we intend to dispose of. Upon disposal of obsolete inventory, the inventory is written off and the allowance for inventory obsolescence is reduced.

         Gross profit for our telecommunications segment decreased in dollar terms by $2,836,000 (35.2%) to $5,216,000 for 1999 as compared to $8,052,000 for
1998 and decreased as a percentage of related net sales from 45.9% in 1998 to 33.3% in 1999 due largely to a 48% reduction in sales of our older test equipment that had a higher margin than early initial production runs of our newer products and due to a 77% increase in sales of our lower margin transmission products. Our gross profit in this segment was also negatively affected by the total reduction in sales that caused a lower absorption of fixed costs. In addition, because of our cash flow constraints, we were unable to pay many of our suppliers in a timely fashion. As a result, we were forced to use higher cost suppliers for some of our parts. However, margins on the new test instruments are expected to meet or exceed the margins of older products as production lot sizes increase and other efficiencies are achieved as the new products mature. As of April 2000, all lower margin transmission products had been transferred from California to France, where those products are more efficiently produced, thus achieving a higher margin on the same products now being exported from France for resale in the U.S.

         Gross profit for our electronic components segment decreased in total dollar terms by $1,064,000 (22.7%) to $3,631,000 for 1999 as compared to
$4,695,000 for 1998 and decreased as a percentage of related net sales from 37.3% in 1998 to 34.1% in 1999 primarily due to additional costs incurred in connection with the move from the Ontario facility to our Rancho Cucamonga facility.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $382,000 (3.7%) to $10,584,000 for 1999 as compared to $10,202,000 for 1998. Our general and administrative expenses increased by $400,000 (7.0%) to $6,094,000 for 1999 as compared to $5,694,000 for 1998 primarily due to the non-cash expense of $522,000 in shares of our common stock and warrants to purchase our common stock to our investor relations firms in connection with our plan to increase our visibility within the investment community. Offsetting increases in general and administrative expenses were reductions in expenses due to the transfer of the administrative functions of CXR Telcom to our corporate office.

         ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES. Engineering and product development expenses, which consist primarily of research and product development activities of our telecommunications segment, decreased by $361,000 (16.4%) to $1,841,000 in 1999 as compared to $2,202,000 for 1998. This reduction was primarily due to elimination of the CXR engineering function in Fremont, California in May 1999, which reduced engineering expenses by $294,000. The engineering staff for our United States-based test equipment products is now housed only in our St. Charles, Illinois facility. We believe that engineering and product development are important to our future profitability. All engineering for our transmission products has been consolidated in France at our CXR, S.A. facility.

         OTHER INCOME AND EXPENSE. Interest expense was $411,000 in 1999 as compared to interest expense of $675,000 in 1998. This decrease in interest expense was primarily a result in decreased average borrowings during 1999.

         INCOME TAXES. Income taxes, while nominal in both respective periods, consist primarily of foreign taxes as we are in a loss carryforward position for federal income tax purposes. At December 31, 1999, we had total net deferred income tax assets of approximately $18,335,000. These potential income tax benefits, a significant portion of which relates to net operating loss carryforwards, have been subjected to a 100% valuation allowance since realization of these assets is not more likely than not in light of our recurring losses from operations.

     DISCONTINUED OPERATIONS

         As a result of our decision to discontinue our last remaining material circuits operation in October 2000, our circuits segment has been accounted for as discontinued operations. We reported a net loss from discontinued operations of $398,000 for 1999 as compared to a net loss of $623,000 for 1998.

         Net sales for our circuits business for 1999 decreased by $4,773,000 (66.7%) to $2,388,000 as compared to $7,161,000 for 1998 primarily due to the sale of HyComp, Inc. on March 31, 1999 and the sale of XCEL Arnold Circuits, Inc. on March 31, 1998, which accounted for $3,880,000 of the reduction, as well as a lack of working capital to acquire materials necessary to support customer delivery requirements in the remaining XCEL Etch Tek Division because available working capital was dedicated to higher margin components and telecommunications products.

         Gross profit for our circuits business decreased in total dollar terms by $848,000 (131.9%) to gross loss of $(205,000) in 1999 as compared to gross profit of $643,000 in 1998 and decreased as a percentage of related net sales from 9.0% in 1998 to 8.6% in 1999 primarily due to the sale of HyComp, Inc. in 1999, which accounted for $1,292,000 of the reduction, and the booking of a reserve in the amount of $250,000 to cover potential warranty claims associated with products sold by HyComp, Inc. prior to its sale.

LIQUIDITY AND CAPITAL RESOURCES

         During the nine months ended September 30, 2001, we funded our operations primarily through revenue generated from our operations and through our line of credit with Wells Fargo Business Credit, Inc. As of September 30, 2001, we had working capital of $3,120,000, up 12.2% from working capital of $2,780,000 as of December 31, 2000, an accumulated deficit of $18,903,000 and an accumulated other comprehensive loss of $827,000. As of September 30, 2001, we had $437,000 in cash and cash equivalents and $5,631,000 of accounts receivable. As of December 31, 2000, we had an accumulated deficit of $18,775,000, $756,000 in cash and cash equivalents and $7,440,000 of accounts receivable.

         Cash provided by our operating activities totaled $541,000 for the nine months ended September 30, 2001. Cash used by operations for the nine months ended September 30, 2000 was $646,000. This increase in cash provided by operations during the nine months ended September 30, 2001 resulted primarily from collection of accounts receivable, offset by increase in inventory and payments of accounts payable.

         Cash used in our investing activities totaled $7,000 for the nine months ended September 30, 2001 as compared to cash provided by our investing activities of $791,000 for the nine months ended September 30, 2000. We are currently installing an enterprise resource planning system software that we acquired under a capital lease in order to improve efficiencies. Included in the 2000 results are $520,000 from the sale of shares of common stock we held in Digital Transmission Systems, Inc. and $918,000 from the sale of shares of common stock we held in Wi-LAN, Inc. and usages of $592,000 and $83,000 for the purchases of the Belix Ltd. companies in the U.K. and T-Com, respectively.

         Cash used in financing activities totaled $772,000 for the nine months ended September 30, 2001, as compared to cash provided by financing activities of $418,000 for the nine months ended September 30, 2000, primarily due to our payments against our bank debt, which reduced the balances of our notes payable.

         On June 23, 2000, our credit facility with our previous lender, Congress Financial Corporation, or Congress Financial, expired while we were out of compliance with the adjusted net worth covenant of this facility. Congress Financial extended this facility through August 14, 2000. On August 16, 2000, our subsidiaries, CXR Telcom and XET Corporation, together with MicroTel acting as guarantor, obtained a credit facility from Wells Fargo Business Credit, Inc. This facility provides for a revolving loan of up to $3,000,000 secured by our inventory and accounts receivable and a term loan in the amount of $687,000 secured by our machinery and equipment. As a condition of extending this credit facility to our subsidiaries, Wells Fargo Business Credit, Inc. required our President and Chief Executive Officer, Carmine Oliva, to personally guaranty a portion of our indebtedness under the facility. On January 26, 2001, Mr. Oliva was released from this guaranty. The initial annual interest rate on both portions of the credit facility was the prime rate plus 2%. The facility contains a performance-based interest reduction feature. Based upon our 2000 financial performance, we obtained a reduction in the interest rate to the prime rate plus 1% effective April 1, 2001. The loan, however, requires a minimum interest charge of $13,500 per month. The balance outstanding under this credit facility was $1,128,000 on September 30, 2001. There was $281,000 of additional borrowings available as of September 30, 2001. The credit facility expires on August 16, 2003. Our foreign subsidiaries have obtained credit facilities with Lloyds Bank in England, Banc National du Paris, Societe General and Banque Hervet in France and Johan Tokyo Credit Bank in Japan. The balances outstanding under our U.K., France and Japan credit facilities were $731,000, $645,000, and $0, respectively, on September 30, 2001.

         Our backlog is substantial and has increased to $14,542,000 as of September 30, 2001, an increase of 16.3%, as compared to $12,500,000 as of December 31, 2000. Our backlog as of September 30, 2001 is related approximately 95% to our electronic components business, which business tends to provide us with long lead times for our manufacturing processes due to the custom nature of the products, and 5% to our telecommunications business, which business tends to deliver standard products from stock as orders are received. The amount of backlog orders represents revenue that we anticipate recognizing in the future, as evidenced by purchase orders and other purchase commitments received from customers, but on which work has not yet been initiated or with respect to which work is currently in progress. However, there can be no assurance that we will be successful in fulfilling such orders and commitments in a timely manner or that we will ultimately recognize as revenue the amounts reflected as backlog.

         We believe that current and future available capital resources, revenues generated from operations, and other existing sources of liquidity, including the credit facilities we and our subsidiaries have with Wells Fargo Business Credit, Inc., Lloyds Bank in England, and Banc National du Paris and Banque Hervet in France, will be adequate to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. If, however, our capital requirements or cash flow vary materially from our current projections or if unforeseen circumstances occur, we may require additional financing. Deteriorating global economic conditions and the effects of ongoing military actions against terrorists may cause prolonged declines in investor confidence in and accessibility to capital markets. Our failure to raise capital, if needed, could restrict our growth, limit our development of new products or hinder our ability to compete.

LEGAL PROCEEDINGS

         There are no material legal proceedings pending against us.

EFFECTS OF INFLATION

         The impact of inflation and changing prices has not been significant on the financial condition or results of operations of either us or our operating subsidiaries.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board, or FASB, finalized FASB Statements No. 141, "Business Combinations," or SFAS 141, and No. 142, "Goodwill and Other Intangible Assets," or SFAS 142. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires upon adoption of SFAS 142 that we reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

         Our previous business combinations were accounted for using the purchase method. As of September 30, 2001, the net carrying amount of goodwill was $2,643,000. Amortization expense during the nine-month period ended September 30, 2001 was $303,000. Currently, we are assessing but have not yet determined how the adoption of SFAS 141 and SFAS 142 will impact our financial position and results of operations.

         In October 2001, the FASB issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS 144. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively.

EURO CONVERSION

         Our operating subsidiaries located in France and the United Kingdom have combined net sales from operations approximating 51% of our total net sales for the nine months ended September 30, 2001. Net sales from the French subsidiary participating in the Euro conversion were 29% of our net sales for the nine months ended September 30, 2001. We continue to review the impact of the Euro conversion on our operations.

         Our European operations took steps to ensure their capability of entering into Euro transactions. No material changes to information technology and other systems are necessary to accommodate these multiple currency transactions because such systems already were capable of using multiple currencies.

         While it is difficult to assess the competitive impact of the Euro conversion on our European operations, at this time we do not foresee any material impediments to our ability to compete for orders from customers requesting pricing using the new exchange rate. Since we have no significant direct sales between our United States and European operations, we regard exchange rate risk as nominal.

SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following table sets forth selected quarterly financial data. This quarterly information is unaudited, has been prepared on the same basis as our annual financial statements, and, in our opinion, reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the information for periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

CONSOLIDATED STATEMENTS
OF OPERATIONS AND
COMPREHENSIVE INCOME
DATA:
                                                                           QUARTER ENDED
                            --------------------------------------------------------------------------------------------------
                            MAR 31,  JUNE 30, SEPT 30, DEC 31,  MAR 31,  JUNE 30, SEPT 30, DEC. 31, MAR 31,  JUNE 30, SEPT 30,
                              1999     1999     1999     1999     2000     2000     2000     2000     2001     2001     2001
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                                          (IN THOUSANDS)
Net sales.................. $ 6,677  $ 6,319  $ 6,448  $ 6,469  $ 5,860  $ 6,828  $ 6,871  $ 8,491  $ 7,465  $ 7,083  $ 6,345
Cost of sales..............   4,127    3,938    4,203    4,798    3,534    4,032    3,080    4,883    4,350    3,732    3,853
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Gross profit...............   2,550    2,381    2,245    1,671    2,326    2,796    3,791    3,608    3,115    3,351    2,492
Selling, general and
   administrative expenses.   3,408    2,687    2,385    2,104    2,147    2,248    2,431    3,001    2,581    2,905    2,457
Engineering and product
   development expenses....     526      477      459      379      243      253      277      394      359      303      235
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Income (loss) from
   operations..............  (1,384)    (783)    (599)    (812)     (64)     295    1,083      213      175      143     (200)
Other income (expenses),
   net.....................     379      164     (150)    (885)      --       10       51      146      (65)     (83)     (80)
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Income (loss) from
   continuing operations
   before income taxes.....  (1,005)    (619)    (749)  (1,697)     (64)     305    1,134      359      110       60     (280)
Income tax expense.........       8        5       12      103        7        4        2       18        3        6        1
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Income (loss) from
   continuing operations...  (1,013)    (624)    (761)  (1,800)     (71)     301    1,132      341      107       54     (281)
Discontinued operations:
Income (loss) from operations
   of discontinued segment.    (293)    (290)    (273)       9      (56)     (95)     (68)       7       --       --       --
Gain (loss) on disposal
   of discontinued segment.     331       --       --      118       --       --     (634)     147       --       --       --
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Net income (loss).......... $  (975) $  (914) $(1,034) $(1,673) $  (127) $   206  $   430  $   495  $   107  $    54  $  (281)
Other comprehensive gain
   (loss), net.............    (263)    (161)     244     (145)     296     (436)    (295)     (70)    (222)    (104)     230
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Total comprehensive gain
   (loss).................. $(1,238) $(1,075) $  (790) $(1,818) $   169  $  (230) $   135  $   425  $  (115) $   (50) $   (51)
                            ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========
Basic earnings (loss) per
   share from continuing
   operations.............. $ (0.07) $ (0.04) $ (0.05) $ (0.10) $ (0.01) $  0.02  $  0.06  $  0.02  $  0.01  $  0.00  $ (0.01)
                            ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========
Diluted earnings (loss)
   per share from continuing
   operations.............. $ (0.07) $ (0.04) $ (0.05) $ (0.10) $ (0.01) $  0.02  $  0.05  $  0.01  $  0.00  $  0.00  $ (0.01)
                            ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========
Basic earnings (loss) per
   share from discontinued
   operations.............. $ (0.00) $ (0.02) $ (0.01) $  0.01  $ (0.00) $ (0.01) $ (0.04) $  0.01  $    --  $    --  $    --
                            ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========
Diluted earnings (loss)
   per share from
   discontinued
   operations.............. $ (0.00) $ (0.02) $ (0.01) $  0.01  $ (0.00) $ (0.01) $ (0.03) $  0.01  $    --  $    --      --
                            ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========
Basic earnings (loss)
   per share............... $ (0.07) $ (0.06) $ (0.06) $ (0.09) $ (0.01) $  0.01  $  0.02  $  0.03  $  0.01  $  0.00  $ (0.01)
                            ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========
Diluted earnings (loss)
   per share............... $ (0.07) $ (0.06) $ (0.06) $ (0.09) $ (0.01) $  0.01  $  0.02  $  0.02  $  0.00  $  0.00  $ (0.01)
                            ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========


         The following table sets forth a portion of the above unaudited information as a percentage of net sales.

CONSOLIDATED
STATEMENTS OF
OPERATIONS AND
COMPREHENSIVE INCOME
DATA:
                                                                           QUARTER ENDED
                            --------------------------------------------------------------------------------------------------
                            MAR 31,  JUNE 30, SEPT 30, DEC 31,  MAR 31,  JUNE 30, SEPT 30, DEC. 31, MAR 31,  JUNE 30, SEPT 30,
                              1999     1999     1999     1999     2000     2000     2000     2000     2001     2001     2001
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------

Net sales.............         100%     100%     100%     100%     100%     100%     100%     100%     100%     100%     100%
Cost of sales.........          62       62       65       74       60       59       45       58       58       53       61
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Gross profit..........          38       38       35       26       40       41       55       42       42       47       39
Selling, general and
   administrative
   expenses...........          51       43       37       33       37       33       35       35       35       41       39
Engineering and
   product
   development
   expenses...........           8        7        7        6        4        4        4        5        5        4        3
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Income (loss) from
   operations.........         (21)     (12)      (9)     (13)      (1)       4       16        2        2        2       (3)
Other income
   (expenses), net....           6        2       (3)     (13)      --       --        1        2       (1)      (1)      (1)
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Income (loss) from
   continuing
   operations before
   income taxes.......         (15)     (10)     (12)     (26)      (1)       4       17        4        2        1       (4)
Income tax expense....          --       --       --        2       --       --       --       --       --       --       --
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Income (loss) from
   continuing
   operations.........         (15)     (10)     (12)     (28)      (1)       4       17        4        2        1       (4)
Discontinued
   operations:
Loss from operations
   of discontinued
   segment............          (5)      (5)      (4)      --       (1)      (1)      (2)      --       --       --       --
Gain (loss) on
   disposal of
   discontinued
   segment............           5       --       --        2       --       --       (9)       2       --       --       --
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Net income (loss).....         (15)     (15)     (16)     (26)      (2)       3        6        6        2        1       (4)
Other comprehensive
   gain (loss), net...          (4)      (2)       4       (2)       5       (6)      (4)      (1)      (3)      (1)       3
                            -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Total comprehensive
   gain (loss)........         (19)%    (17)%    (12)%    (28)%      3%      (3)%      2%       5%      (2)%      0%      (1)%
                            ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========

         Our operating results have fluctuated from quarter to quarter due to a variety of reasons. We note below some of the larger changes in various line items in the table above.

         Net sales from continuing operations for the quarter ended March 31, 1999 were slightly below net sales from continuing operations for the quarter ended March 31, 1998. However the loss from continuing operations for the quarter ended March 31, 1999 increased by $234,000 (22.2%) to $1,013,000 from $828,000 in the quarter ended March 31, 1998. The primary reason for the increase in the loss from continuing operations was $522,000 of expense related to our investor relations efforts. A gain of $331,000 was recorded for the gain on the sale of HyComp, Inc. in the first quarter of 1999 and included in discontinued operations.

         Our operating results have fluctuated from quarter to quarter due to a variety of reasons. We note below some of the larger changes in various line items in the table above.

         Net sales from continuing operations for the quarter ended June 30, 1999 declined by $1,205,000 (16.0%) to $6,319,000 from $7,524,000 for the quarter ended June 30, 1998. Gross margins declined slightly to 37.7% for the quarter ended June 30, 1999 from 41.3% for the quarter ended June 30, 1998. The decrease in net sales was due to declines in sales in both the telecommunications segment and the electronic components segment.

         Net sales from continuing operations for the quarter ended September 30, 1999 declined $1,404,000 (17.9%) to $6,448,000 from $7,852,000 for the quarter ended September 30, 1998. The primary reason for the reduction in net sales was the reduced sales of our older CXR 5200 series telecommunications test sets that we were in the process of replacing with our new CXR HALCYON 700 series of equipment because the older models were not computer compatible and were larger and heavier than the new models. Sales of our older models, which declined to $13,000 during the quarter ended September 30, 1999, declined at a faster rate than the increase in sales of our new models, which sales totaled $758,000 during the quarter ended September 30, 1999. A loss of $761,000 from continuing operations was incurred in the third quarter of 1999.

         Net sales from continuing operations for the quarter ended December 31, 1999 declined by $1,540,000 (19.2%) to $6,469,000 from $8,009,000 in the fourth quarter of 1998. The primary reason for the decline was lower sales for our telecommunications segment, which lower sales mainly resulted from reduced sales of our older CXR 5200 series telecommunications test sets that we were in the process of replacing with our new CXR HALCYON 700 series of equipment. We wrote down the carrying value of our Digital Transmission System, Inc. stock by $419,000 to the value received in consideration for the sale of the stock in January 2000. This amount was included in other expense and contributed to the loss from continuing operations after tax of $1,800,000 for the quarter ended December 31, 1999.

         Net sales from continuing operations for the quarter ended March 31, 2000 declined by $817,000 (12.2%) to $5,860,000 from $6,677,000 for the quarter ended March 31, 1999. The primary cause of the sales reduction was the decline in sales of our electronic components segment of $654,000 during the quarter ended March 31, 2000. The majority of the decline in the electronic components segment net sales resulted from short-term delays in production releases of some contracts at our U. K. facility that manufactures power supplies. However, due to a reduction in administrative expenses, we were able to limit our loss from continuing operations to only $71,000 despite a considerable reduction in sales in the first quarter of 2000 as compared to the first quarter of 1999. Administrative expense in the quarter ended March 31, 1999 included $522,000 of expenses related to our investor relations efforts.

         Net sales from continuing operations for the quarter ended June 30, 2000 increased by $509,000 (8.1%) to $6,828,000 from $6,319,000 for the quarter ended June 30, 1999. This increase was primarily the result of the acquisition of Belix Ltd., or Belix, a power supply manufacturer based in the U. K. The Belix acquisition was effective March 31, 2000 and contributed $658,000 of revenue in the second quarter of 2000. Income from continuing operations in the quarter ended June 30, 2000 was $301,000 as compared to a loss from continuing operations of $624,000 in the quarter ended June 30, 1999. The primary contributor to the improved profit was an overall increase in gross margins in both our telecommunications and electronic components segments resulting in a gross margin of 41.0% for the quarter ended June 30, 2000 as compared to a gross margin of 37.7% for the quarter ended June 30, 1999. Gross margins were improved by moving our U. S. electronic components segment manufacturing operation to a smaller facility and improving the efficiency of manufacturing the new CXR HALCYON test sets in our telecommunications segment.

         Net sales from continuing operations for the quarter ended September 30, 2000 increased by $423,000 (6.6%) to $6,871,000 from $6,448,000 for the quarter ended September 30, 1999. Our electronic components segment provided an increase of $858,000 primarily due to a large order for digital switches from BAE Systems, Canada which accounted for $504,000 of this increase. The increase in sales of our electronic component segment was offset by a $435,000 decrease in sales of our telecommunications segment mainly due to lower sales reported by our facility in France which resulted from late approvals of the capital budgets of some of its customers. Gross margins improved to 55% in the third quarter of 2000 from 34.8% in the third quarter of 1999. Contributing to the gross profit increase was the high gross profit generated by the assets of T-Com that were newly acquired for our telecommunications segment. In addition, efficiencies due to the relocation of our Digitran Division of XET Corporation improved overall margins in our electronic components segment. These improvements in operating performance contributed to income from continuing operations of $1,132,000 for the quarter ended September 30, 2000 as compared to a loss from continuing operations of $761,000 for the quarter ended September 30, 1999. The $1,132,000 income for the quarter ended September 30, 2000 includes $197,000 from the sale of Wi-LAN, Inc. stock and $237,000 income contributed by T-Com, which was acquired as of August 2000.

         During the quarter ended September 30, 2000 we sold XCEL Etch Tek, the last of our former circuits segment operations, and we reported the $634,000 loss on the sale of XCEL Etch Tek and the $68,000 operating losses of XCEL Etch Tek as losses from discontinued operations.

         Net sales from continuing operations for the three month period ended December 31, 2000 increased $2,022,000 (31.3%) to $8,491,000 as compared to
$6,469,000 for the quarter ended December 31, 1999. The primary reasons for this increase were $717,000 of sales due to the acquisition of T-Com and a $1,097,000 increase in digital switch sales. Gross profit, as a percentage of net sales, increased from 25.8% for the quarter ended December 31, 1999 to 42.5% for the quarter ended December 31, 2000 primarily due to higher volumes, reduced overhead in connection with the move from the Ontario facility to the Rancho Cucamonga facility and a larger percentage of higher margin night vision switches. Gross margins declined to 42% in the fourth quarter of 2000 from 55% in the third quarter of 2000. This reduction in gross margins was primarily due to lower margins for our U.S.-based telecommunications equipment resulting from our use of more costly contract manufactured circuit boards rather than circuit boards that we previously assembled in-house. In addition to increased circuit board costs, the cost of lost demo inventory and obsolete inventory contributed to reduced gross margins. Also, the reduction in sales of U.S. telecommunications test equipment from $2,086,000 during the third quarter to $1,746,000 during the fourth quarter adversely affected gross margins due to overhead expenses being applied to less units. Costs associated with the integration of the T-Com acquisition and associated manufacturing consolidation temporarily reduced efficiency and also was a factor in reducing gross margins during the fourth quarter. Operating expenses increased to $3,001,000 during the quarter ended December 31, 2001 as compared to $2,104,000 for the quarter ended December 31, 1999 primarily due to higher legal and accounting fees and higher expenses associated with the T-Com acquisition.

         Net sales for the quarter ended March 31, 2001 declined $1,026,000 (12.1%) to $7,465,000 as compared to $8,491,000 for the three months ended December 31, 2000. The majority of the reduction in sales was attributable to a slowdown in sales for our U.S. produced telecommunication test equipment. Management believes that the cause of this slowdown was primarily due to the late release of capital budgets of our telecommunications customers. Gross profit as a percentage of net sales declined slightly to 41.7% in the quarter ended March 31, 2001 as compared to 42.5% in the quarter ended December 31, 2001. Gross profit in dollar terms declined $493,000 to $3,115,000 in the quarter ended March 31, 2001 as compared to $3,608,000 in the quarter ended December 31, 2000 primarily due to lower sales. Operating expenses declined $455,000 (13.4%) in the quarter ended March 31, 2001 to $2,940,000 as compared to $3,395,000 in the quarter ended March 31, 2000 primarily due to lower selling expenses and legal and accounting fees.

         Net sales for the quarter ended June 30, 2001 decreased $382,000 (5.1%) to $7,083,000 as compared to $7,465,000 for the quarter ended March 31, 2001. The decrease in net sales primarily resulted from a reduction in sales of power supplies and digital switches of our electronic components segment. Such sales declined by $805,000 (21.8%) from $3,693,000 for the quarter ended March 31, 2001 to $2,888,000 for the quarter ended June 30, 2001. The decline primarily resulted from the completion of a major contract for digital switches and delays in shipment of our power supplies. This impact was partially offset by a $424,000 (11.2%) increase in sales of our telecommunications segment from $3,772,000 for the quarter ended March 31, 2001 to $4,196,000 for the quarter ended June 30, 2001. Gross profit as a percentage of net sales increased to 47.3% in the second quarter of 2001 as compared to 41.7% in the previous quarter. This increase was primarily due to increased unit margins on telecommunications test equipment as a result of improved efficiencies and sales volume. General and administrative expenses increased by $324,000 (12.6%) to $2,905,000 for the three months ended June 30, 2001 as compared to $2,581,000 for the previous three-month period. This increase was primarily caused by an increase in legal and accounting fees of approximately $257,000 related to non-routine Securities and Exchange Commission filings.

         Net sales for the quarter ended September 30, 2001 decreased $738,000 (10.4%) to $6,345,000 as compared to $7,083,000 for the quarter ended June 30, 2001. The decrease in net sales primarily resulted from a $998,000 reduction in net sales of test equipment, partially offset with an increase in sales of telecommunications transmission equipment. Sales in our electronic components segment increased slightly due to stronger sales of power supplies, partially offset with a reduction in sales of electronic switches. Gross profit as a percentage of net sales decreased to 39.3% in the third quarter of 2001 as compared to 47.3% in the second quarter of 2001. This decrease in gross profit margin was primarily due to a decrease in the sales of high margin night vision digital switches and a decrease in the volume of telecommunications test equipment that raised the unit costs due to overhead absorption being applied to fewer units. Selling, general and administrative expenses decreased by $448,000 (15.4%) to $2,457,000 for the three months ended September 30, 2001 as compared to $2,905,000 for the previous three-month period. This decrease was primarily caused by a $160,000 reduction in sales commissions, an approximately $151,000 reduction in legal and accounting expenses related to non-routine SEC filings and general cost reductions and reductions in compensation expense. Engineering expense decreased by $68,000 (22.4%) to $235,000 in the three-month period ended September 30, 2001 as compared to $303,000 in the three month period ended June 30, 2001. The reduction was primarily due to the closure of the St. Charles, Illinois facility and layoff of the four engineers who worked there. We plan to continue engineering activities from the Fremont, California facility of CXR Telcom Corporation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We have established and acquired international subsidiaries that prepare their balance sheets in the relevant foreign currency. In order to be included in our consolidated financial statements, these balance sheets are converted, at the then current exchange rate, into United States dollars, and the statements of operations are converted using weighted average exchange rates for the applicable period. Accordingly, fluctuations of the foreign currencies relative to the United States dollar could have an effect on our consolidated financial statements. Our exposure to fluctuations in currency exchange rates has increased as a result of the growth of our international subsidiaries. However, because historically the majority of our currency exposure has related to financial statement translation rather than to particular transactions, we do not intend to enter into, nor have we historically entered into, forward currency contracts or hedging arrangements in an effort to mitigate our currency exposure.

         A substantial portion of our notes payable and long-term debt have variable interest rates based on the prime interest rate and/or the lender's base rate, which exposes us to risk of earnings loss due to changes in such interest rates.

         The following table provides information about our domestic and foreign debt obligations that are sensitive to changes in interest rates. All dollars are in thousands. The symbol "P" represents the prime rate. The symbol "B" represents the lender's base rate. Balances are as of December 31, 2000.

                                                                                                            FAIR
                                                                                                            VALUE
   LIABILITIES       2001      2002       2003      2004       2005       THEREAFTER        TOTAL         12/31/00
   -----------       ----      ----       ----      ----       ----       ----------        -----         --------

Line of Credit       $1,798                                                                $1,798          $1,798
(domestic)

Average Interest      P+ 1%
Rate

Line of Credit       $1,377                                                                $1,377          $1,377
(Foreign)

Average Interest    B+ 2.5%
Rate

Term Loan              $137     $137        $83         $8         $5                        $370            $370

Average Interest      P+ 2%    P+ 2%      P+ 2%      P+ 2%      P+ 2%
Rate


THE PRINCIPAL AND SELLING SECURITY HOLDERS SECTION IS REPLACED WITH THE
FOLLOWING:
--------------------------------------------------------------------------------

                     PRINCIPAL AND SELLING SECURITY HOLDERS

         As of November 28, 2001, a total of 20,670,703 shares of our common stock were outstanding. The following table sets forth information as of November 28, 2001 regarding the beneficial ownership of our common stock both before and immediately after the offering by:

         o each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock as of the date of the table;
         o    each selling security holder;
         o    each of our directors;
         o each named executive officer in the Summary Compensation Table contained elsewhere in this prospectus; and
         o    all of our directors and executive officers as a group.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying preferred stock held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

         The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders described in the table below. All of the shares being offered under this prospectus were issued or are issuable upon exercise of common stock purchase warrants or upon conversion of shares of Series B Preferred Stock that were acquired by the selling security holders from us in the following private placement transactions:

         o In June and July 1998, we sold 200 shares of Series A Preferred Stock to Fortune Fund Ltd. Seeker III, or Fortune Fund, Rana General Holding, Ltd., or Rana, and Resonance, Ltd., or Resonance, each of which entities was an institutional investor. Each share of Series A Preferred Stock is convertible into 50,530 shares of common stock. In the offering of Series A Preferred Stock, we issued to the three investors warrants to purchase up to an aggregate of 1,000,000 shares of common stock at an exercise price of $1.25 per share. The warrant exercise price was adjusted to $0.75 in November 1998 and to $0.25 in December 1999. In December 1999, Rana and Resonance sold their remaining unconverted shares of Series A Preferred Stock and related warrants to Orbit II Partners, L.P., or Orbit, which was an institutional investor that had acquired 4.9% of our outstanding common stock prior to the transfer, Carmine T. Oliva, our President, Chief Executive Officer and Chairman of the Board, and Samuel J. Oliva and Samuel G. Oliva, who are the brother and son, respectively, of Carmine T. Oliva. We have included for resale under this prospectus an aggregate of 1,263,250 shares of common stock underlying Series A Preferred Stock, 722,500 shares of common stock underlying the warrants held by Fortune Fund, Rana and Resonance and 45,000 shares of common stock that were issued upon exercise of warrants previously held by the Olivas and Rana.

         o In July 1998, we issued warrants to purchase an aggregate of 250,000 shares of common stock at an exercise price of $1.25 per share to one individual in consideration for investor relations services rendered. The individual exchanged the warrant in the exchange offer we conducted between February and April 2000 for a warrant to purchase up to 125,000 shares of common stock at an exercise price of $0.625 per share. We have included for resale under this prospectus the 125,000 shares of common stock underlying the warrant.

         o In December 1998, we issued warrants to purchase up to an aggregate of 152,381 shares of common stock at an exercise price of $0.65625 per share to one limited partnership in exchange for an option to purchase from the limited partnership an ownership interest in Digital Transmission Systems, Inc. The limited partnership subsequently distributed the warrants to fifteen entities that were its limited and special limited partners and four individuals that were its general partners. We have included for resale under this prospectus an aggregate of 123,055 shares of common stock underlying warrants that are held by thirteen entities and four individuals. Two of the entities that are selling security holders received their warrants from two of the entities that were partners of the limited partnership.

         o In the mid-1980s, XET Corporation issued warrants to purchase an aggregate of 150,000 shares of common stock to Carmine T. Oliva's father in connection with accounting services rendered to XET Corporation. When we acquired XET Corporation in March 1997, the warrants were converted into warrants to purchase shares of our common stock. Following the death of Carmine T. Oliva's father, Carmine T. Oliva's mother gifted the warrants to Carmine T. Oliva, Samuel J. Oliva, George Farndell, who is Carmine T. Oliva's brother-in-law, and Ronald Oliva, who is Carmine T. Oliva's brother. We have included for resale under this prospectus 150,000 shares of common stock underlying the warrants held by the four transferees.

         o In March 1999, we issued warrants to purchase an aggregate of 15,000 shares of common stock at an exercise price of $0.75 per share to one individual in consideration for investment banking services rendered to us. We have included for resale under this prospectus the 15,000 shares of common stock underlying the warrant.

         o In March 1999, we issued warrants to purchase an aggregate of 50,000 shares of common stock at an exercise price of $0.75 per share to one individual in consideration for investor relations services rendered to us. We have included for resale under this prospectus the 50,000 shares of common stock underlying the warrant.

         o In March 1999, we issued two warrants to purchase 100,000 shares of common stock and 50,000 shares of common stock, respectively, at an exercise price of $0.75 per share to Jason Oliva, the son of Carmine T. Oliva, and another individual, respectively, in consideration for consulting services rendered to us. We have included for resale under this prospectus the 150,000 shares of common stock underlying those warrants.

         o In May 2000, we issued warrants to purchase an aggregate of 100,500 shares of common stock at an exercise price of $1.00 per share to Samuel G. Oliva, Samuel J. Oliva and Jason Oliva in connection with consulting services rendered to us. We have included for resale under this prospectus the 100,500 shares of common stock underlying those warrants.

         o In September 2000, we issued 150,000 shares of Series B Preferred Stock and a warrant to purchase an aggregate of 250,000 shares of common stock to T-Com, LLC in a private placement transaction in consideration for our receipt of the assets and certain liabilities of T-Com, LLC. T-Com, LLC subsequently distributed the shares of Series B Preferred Stock and the warrant to fifteen individuals and eight entities that were its members. One of the entities that is a selling security holder received its shares of Series B Preferred Stock and its warrant as successor by merger with one of the entities that was a member of T-Com, LLC. The warrants have an exercise price of $1.25 per share of common stock, are exercisable for a period of 24 months following September 22, 2000 and contain a cashless exercise feature. Each share of Series B Preferred Stock is or will become convertible into ten shares of common stock on the terms described in this prospectus under the heading "Description of Capital Stock-- Series B Preferred Stock." Under those terms, 100,000 of the 150,000 shares of Series B Preferred Stock may be converted into shares of common stock within 60 days after the date of the table. However, we have included for resale under this prospectus all of the 1,500,000 shares of common stock that may become issuable upon conversion of the Series B Preferred Stock, in addition to the shares of common stock issuable upon exercise of the warrants. Consequently, the number of shares of common stock being offered for resale by the transferees exceeds the number of shares of common stock beneficially owned by the transferees as of the date of the table.

         The Equitable Life Assurance Society of the United States is affiliated with members of the NASD. However, The Equitable Life Assurance Society of the United States has represented to us that it is not acting as an underwriter in this offering, it purchased the securities to be resold by it under this prospectus in the ordinary course of business, and at the time of such purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

         This prospectus originally covered the sale of up to 4,520,555 shares of common stock by the selling security holders. Warrants held by the selling security holders to purchase up to 26,250 shares of common stock that were originally covered by this prospectus have expired. Consequently, this prospectus currently covers the sale of up to 4,494,305 shares of common stock by the selling security holders. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling security holders under this prospectus. Unless otherwise indicated, "Shares Being Offered" are shares of common stock underlying warrants.


                                       SHARES BENEFICIALLY OWNED                             SHARES BENEFICIALLY
                                        PRIOR TO THE OFFERING                            OWNED AFTER THE OFFERING(1)
                                        ---------------------           SHARES           ---------------------------
     NAME OF BENEFICIAL OWNER           NUMBER        % OF CLASS     BEING OFFERED       NUMBER        % OF CLASS
     ------------------------           ------        ----------     -------------       ------        ----------
Donald Skipwith                           1,982 (2)        *                 262              1,720           *
Placido Albanese                         30,000 (3)        *              15,000             15,000           *
Crossroads Capital Limited
   Partnership                            9,902 (3)        *               9,902                 --          --
George Farndell                          37,500 (3)        *              37,500                 --          --
Herb Lanzet                              50,000 (3)        *              50,000                 --          --
Ronald Oliva                             37,500 (3)        *              37,500                 --          --
Resonance, Ltd.                         365,000 (3)       1.74%          365,000                 --          --
William Setteducato                     125,000 (3)        *             125,000                 --          --
Landmark Equity Partners II, L.P.         5,865 (3)        *               5,865                 --          --
Landmark Equity Partners V, L.P.         17,595 (3)        *              17,595                 --          --
Landmark Venture Partners L.P.           11,730 (3)        *              11,730                 --          --
Amberbrook II, LLC                       66,532 (4)        *               8,798             57,734           *
Bankers Trust, Trustee of the
   Jack Eckerd Corporation
   Pension Plan Trust                    44,355 (5)        *               5,865             38,490           *
Montauk Partners, L.P.                   44,355 (5)        *               5,865             38,490           *
Chase Manhattan Bank N.A. -
   Trustee IBM Retirement Plan           44,355 (5)        *               5,865             38,490           *
C.P. & Co. Venture Partners, L.P.        22,180 (6)        *               2,933             19,247           *
Robert Crane                              2,360 (7)        *                 312              2,048           *
The Equitable Life Assurance
   Society of the United States          71,767 (8)        *               9,490             62,277           *
Laurence P. Finnegan, Jr.               144,171 (9)        *                  --            144,171           *
Randolph D. Foote                        55,000 (10)       *                  --             55,000           *
Fortune Fund Limited Seeker III       1,260,600 (11)      5.75%        1,260,600 (11)            --          --
Steven Jacobus                          100,801 (12)       *              50,000             50,801           *
Graham Jefferies                        129,563 (13)       *                  --            129,563           *
Frank LaHaye                             26,135 (14)       *               3,457             22,678           *
Gene Miller                              26,135 (14)       *               3,457             22,678           *
New York State Common Retirement
   Fund                                  88,711 (15)       *              11,730             76,981           *
Portland General Holdings, Inc.          88,711 (15)       *              11,730             76,981           *
Montgomery Associates 1992, L.P.         62,006 (16)       *               8,199             53,807           *
Carmine T. Oliva                      1,497,438 (17)      7.11%           93,030 (18)     1,404,408         6.70%
Jason Oliva                             133,515 (19)       *             133,500                 15           *
Samuel G. Oliva                         309,010 (20)      1.48%          144,560 (21)       164,450           *
Samuel J. Oliva                         815,060 (22)      3.91%          182,060 (23)       633,000         3.06%
Orbit II Partners, L.P.               3,015,685 (24)     14.59%               --          3,015,685        14.59%
Rana General Holding, Ltd.              127,500 (25)       *             127,500 (25)            --          --
Robert B. Runyon                        338,145 (26)      1.62%               --            338,145         1.62%
Comerica Bank-California,
   successor by merger to
   Imperial Bank                        416,666 (27)      1.98%          583,333 (28)            --          --
Everett T. and Rowena K. Bahre
   1992 Family Trust                    195,832 (29)      *              277,499 (30)            --          --
J. F. Shea Co., Inc. as nominee
   1998-44                              185,171 (31)      *              259,240 (32)            --          --
James S. Walsh                          178,265 (33)      *              248,904 (34)            --          --
Rogers Family Trust                     105,333 (35)      *              142,000 (36)            --          --
The Fuller Foundation                    38,578 (37)      *               54,009 (38)            --          --
Isabella Partners                        34,719 (39)      *               48,607 (40)            --          --
Walter  R. Smith                         18,857 (41)      *               25,400 (42)            --          --
Robert P. Bahre                          15,431 (43)      *               21,604 (44)            --          --
Edward Ip                                13,333 (45)      *               20,000 (46)            --          --
Tenley Shaw                              11,666 (47)      *               17,500 (48)            --          --

                                       32


                                       SHARES BENEFICIALLY OWNED                             SHARES BENEFICIALLY
                                        PRIOR TO THE OFFERING                            OWNED AFTER THE OFFERING(1)
                                        ---------------------           SHARES           ---------------------------
     NAME OF BENEFICIAL OWNER           NUMBER        % OF CLASS     BEING OFFERED       NUMBER        % OF CLASS
     ------------------------           ------        ----------     -------------       ------        ----------

The Timken Living Trust UAD
   9/14/99                                7,715 (49)      *               10,802 (50)            --          --
F. Ward and Mary P. Paine Trust           7,715 (49)      *               10,802 (50)            --          --
David Walsh                               5,000 (51)      *                7,500 (52)            --          --
Richard Pinsker                           3,333 (53)      *                5,000 (54)            --          --
Terrance G. Kissinger                     3,333 (53)      *                5,000 (54)            --          --
John C. Morrissey                         3,085 (55)      *                4,320 (56)            --          --
Steven L. Baker                           1,542 (57)      *                2,160 (58)            --          --
Richard L. and Carla L. Perry             1,542 (57)      *                2,160 (58)            --          --
Russell Hansen                              771 (59)      *                1,080 (60)            --          --
Pallas Hansen                               771 (59)      *                1,080 (60)            --          --
Roberta Allen                             1,333 (61)      *                2,000 (62)            --          --
All executive officers and
   directors as a group (5
   persons)                           2,164,317 (63)     10.07%           93,030 (18)     2,071,287         9.67%
---------------

*     Less than 1.00%
(1)   Assumes all shares being offered are sold.
(2)   Includes 262 shares of common stock underlying warrants.
(3) Represents shares of common stock underlying warrants. Power to vote or dispose of the shares being offered by Crossroads Capital Limited Partnership is held by Matt Mitchell. Mr. Farndell is a brother-in-law of Carmine T. Oliva. Power to vote or dispose of the shares being offered by Resonance, Ltd. is held by Moishe Bodner. Power to vote or dispose of the shares being offered by Landmark Equity Partners II, L.P. and Landmark Venture Partners L.P. is shared by Stanley F. Aufeld, John A. Griner and Timothy L. Havolen. Power to vote or dispose of the shares being offered by Landmark Equity Partners V, L.P. is shared by James P. McConnell, Stanley F. Aufeld, John A. Griner and Timothy L. Havolen. Ronald Oliva is the brother of Carmine T. Oliva.
(4) Includes 8,798 shares of common stock underlying warrants. Power to vote or dispose of the shares being offered by Amberbrook II, LLC is held by M. Luisa Hunnewell.
(5) Includes 5,865 shares of common stock underlying warrants. Power to vote or dispose of the shares being offered by Bankers Trust, Trustee of the Jack Eckerd Corporation Pension Plan Trust, is shared by John C. Carcy, Dennis P. Miller and Robert E. Lewis as members of the Pension Plan Committee. Power to vote or dispose of the shares being offered by Montauk Partners, L.P. is held by Brian Smith. Chase Manhattan Bank shares voting and investment power with Credit Suisse Warburg Pincus Asset Management. The signatory for Chase Manhattan Bank is John Geronimo.
(6) Includes 2,933 shares of common stock underlying warrants. Power to vote or dispose of the shares being offered by C.P. & Co. Venture Partners, L.P. is held by Ellen Lazarus.
(7)   Includes 312 shares of common stock underlying warrants.
(8) Includes 9,490 shares of common stock underlying warrants. The Equitable Life Assurance Society of the United States is affiliated with the following NASD members: Sanford C. Bernstein & Co., LLC, Alliance Fund Distributors, Inc., Equitable Distributors, Inc. and AXA Advisors, LLC. Power to vote or dispose of the shares being offered by The Equitable Life Assurance Society of the United States is held by Basil Livanos.
(9) Includes 100,000 shares of common stock underlying options. Mr. Finnegan is a director of MicroTel.
(10) Includes 50,000 shares of common stock underlying options. Mr. Foote is the Senior Vice President and Chief Financial Officer of MicroTel.
(11) Includes 250,000 shares of common stock underlying warrants and 1,010,600 shares of common stock underlying Series A Preferred Stock. Power to vote or dispose of the shares being offered by Fortune Fund Limited Seeker III is shared by Patrick Siaretta, as fund manager, and Greg Fenlon, as fund administrator. The address for Mr. Siaretta is Avenida Republica do Libano 331, 04501-000, Sao Paulo, SP Brazil. The address for Mr. Fenlon is Kaya Flamboyan #9, Willenstad, Curacao, Netherlands Antilles.
(12)  Includes 50,000 shares of common stock underlying warrants.
(13) Includes 126,287 shares of common stock underlying options. Mr. Jefferies is the Executive Vice President and Chief Operating Officer of our Telecommunications Group and Managing Director of various subsidiaries of MicroTel.
(14)  Includes 3,457 shares of common stock underlying warrants.
(15) Includes 11,730 shares of common stock underlying warrants. Power to vote or dispose of the shares being offered by the New York State Common Retirement Fund is held by John E. Hull, Deputy Comptroller as representative of H. Carl McCall, Comptroller of the State of New York. Power to vote or dispose of the shares being offered by Portland General Holdings, Inc. is held by James Piro.
(16) Includes 8,199 shares of common stock underlying warrants. Power to vote or dispose of the shares being offered by Montgomery Associates 1992, L.P. is shared by Bruce G. Potter and John K. Skeen.

(17) Includes 81,889 shares of common stock held individually by Mr. Oliva's spouse, 180,633 shares of common stock underlying options, 162,500 shares of common stock underlying warrants and 50,530 shares of common stock underlying Series A Preferred Stock. Mr. Oliva is a director and the Chairman of the Board, President and Chief Executive Officer of MicroTel. The address for Mr. Oliva is 9485 Haven Avenue, Suite 100, Rancho Cucamonga, California 91730.
(18) Represents 5,000 outstanding shares of common stock, 37,500 shares of common stock underlying warrants and 50,530 shares of common stock underlying Series A Preferred Stock.
(19) Includes 133,500 shares of common stock underlying warrants. Jason Oliva is the son of Carmine T. Oliva.
(20) Includes 33,500 shares of common stock underlying warrants, 36,287 shares of common stock underlying options and 101,060 shares of common stock underlying Series A Preferred Stock. Samuel G. Oliva is the son of Carmine
      T. Oliva.
(21) Represents 10,000 outstanding shares of common stock, 33,500 shares of common stock underlying warrants and 101,060 shares of common stock underlying Series A Preferred Stock.
(22) Includes 71,000 shares of common stock underlying warrants, 21,772 shares of common stock underlying options and 101,060 shares of common stock underlying Series A Preferred Stock. Samuel J. Oliva is the brother of Carmine T. Oliva.
(23) Represents 10,000 outstanding shares of common stock, 71,000 shares of common stock underlying warrants and 101,060 shares of common stock underlying Series A Preferred Stock.
(24) Alan S. MacKenzie, Jr., David N. Marino and Joel S. Kraut are: the managing partners of Orbit II Partners, L.P., a broker-dealer and member of the American Stock Exchange; the managing members of MKM Partners, LLC, an NASD-registered broker-dealer and member of the Pacific Stock Exchange; and general partners of OTAF Business Partners, a general partnership that owns over 10% of the outstanding membership interests in Blackwood Securities, LLC, an NASD member. Excludes 7,500 shares of common stock held directly by Mr. MacKenzie. The address for Orbit II Partners, L.P. is 2 Rector Street, 16th Floor, New York, New York 10006.
(25) Represents 20,000 outstanding shares of common stock and 107,500 shares of common stock underlying warrants. Power to vote or dispose of the shares being offered by Rana General Holding, Ltd. is held by Mazen Hassounah.
(26) Includes 158,060 shares of common stock underlying options. Mr. Runyon is a director and the Secretary of MicroTel.
(27) Represents 83,333 shares of common stock underlying warrants and 333,333 shares of common stock underlying Series B Preferred Stock. Power to vote or dispose of the securities being offered by Comerica Bank-California is held by Susan Gill, Senior Vice President.
(28) Represents 83,333 shares of common stock underlying warrants and 500,000 shares of common stock underlying Series B Preferred Stock.
(29) Represents 32,499 shares of common stock underlying warrants and 163,333 shares of common stock underlying Series B Preferred Stock. Power to vote or dispose of the shares being offered by Everett T. and Rowena K. Bahre 1992 Family Trust is held by Everett and Rowena Bahre, Trustees.
(30) Represents 32,499 shares of common stock underlying warrants and 245,000 shares of common stock underlying Series B Preferred Stock.
(31) Represents 37,035 shares of common stock underlying warrants and 148,136 shares of common stock underlying Series B Preferred Stock. Power to vote or dispose of the shares being offered by J. F. Shea Co., Inc. as nominee 1998-44 is held by Edmund H. Shea, Jr., Vice President.
(32) Represents 37,035 shares of common stock underlying warrants and 222,205 shares of common stock underlying Series B Preferred Stock.
(33) Represents 36,987 shares of common stock underlying warrants and 141,278 shares of common stock underlying Series B Preferred Stock. Mr. Walsh is the President of CXR Telcom Corporation, a wholly-owned subsidiary of MicroTel.
(34) Represents 36,987 shares of common stock underlying warrants and 211,917 shares of common stock underlying Series B Preferred Stock.
(35) Represents 32,000 shares of common stock underlying warrants and 73,333 shares of common stock underlying Series B Preferred Stock. Power to vote or dispose of the shares being offered by Rogers Family Trust is held by Roy L. Rogers, Trustee.
(36) Represents 32,000 shares of common stock underlying warrants and 110,000 shares of common stock underlying Series B Preferred Stock.
(37) Represents 7,716 shares of common stock underlying warrants and 30,862 shares of common stock underlying Series B Preferred Stock. Power to vote or dispose of the shares being offered by The Fuller Foundation is held by Joanna Rice and Samuel L. Delcamp.
(38) Represents 7,716 shares of common stock underlying warrants and 46,293 shares of common stock underlying Series B Preferred Stock.
(39) Represents 6,944 shares of common stock underlying warrants and 27,775 shares of common stock underlying Series B Preferred Stock. Power to vote or dispose of the shares being offered by Isabella Partners is held by Michael W. Wilsey, Brian B. Wilsey and Matthew R. Wilsey, General Partners.
(40) Represents 6,944 shares of common stock underlying warrants and 41,663 shares of common stock underlying Series B Preferred Stock.
(41) Represents 5,772 shares of common stock underlying warrants and 13,085 shares of common stock underlying Series B Preferred Stock.
(42) Represents 5,772 shares of common stock underlying warrants and 19,628 shares of common stock underlying Series B Preferred Stock.

(43) Represents 3,087 shares of common stock underlying warrants and 12,344 shares of common stock underlying Series B Preferred Stock.
(44) Represents 3,087 shares of common stock underlying warrants and 18,517 shares of common stock underlying Series B Preferred Stock.
(45)  Represents 13,333 shares of common stock underlying Series B Preferred
      Stock.
(46)  Represents 20,000 shares of common stock underlying Series B Preferred
      Stock.
(47)  Represents 11,666 shares of common stock underlying Series B Preferred
      Stock.
(48)  Represents 17,500 shares of common stock underlying Series B Preferred
      Stock.
(49) Represents 1,543 shares of common stock underlying warrants and 6,172 shares of common stock underlying Series B Preferred Stock. Power to vote or dispose of the shares being offered by The Timken Living Trust UAD 9/14/99 is held by William R. and Judith P. Timken, Trustees.
(50)  Represents 1,543 shares of common stock underlying Series B Preferred
      Stock.
(51)  Represents 5,000 shares of common stock underlying Series B Preferred
      Stock.
(52)  Represents 7,500 shares of common stock underlying Series B Preferred
      Stock.
(53)  Represents 3,333 shares of common stock underlying Series B Preferred
      Stock.
(54)  Represents 5,000 shares of common stock underlying Series B Preferred
      Stock.
(55) Represents 617 shares of common stock underlying warrants and 2,468 shares of common stock underlying Series B Preferred Stock.
(56) Represents 617 shares of common stock underlying warrants and 3,703 shares of common stock underlying Series B Preferred Stock.
(57) Represents 308 shares of common stock underlying warrants and 1,234 shares of common stock underlying Series B Preferred Stock.
(58) Represents 308 shares of common stock underlying warrants and 1,852 shares of common stock underlying Series B Preferred Stock.
(59) Represents 154 shares of common stock underlying warrants and 617 shares of common stock underlying Series B Preferred Stock.
(60) Represents 154 shares of common stock underlying warrants and 926 shares of common stock underlying Series B Preferred Stock.
(61)  Represents 1,333 shares of common stock underlying Series B Preferred
      Stock.
(62)  Represents 2,000 shares of common stock underlying Series B Preferred
      Stock.
(63) Includes 162,500 shares of common stock underlying warrants, 614,980 shares of common stock underlying options, 81,889 shares of common stock held individually by Mr. Oliva's wife and 50,530 shares of common stock underlying Series A Preferred Stock.

OUR FINANCIAL STATEMENTS AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2001 AND 2000 ARE REPLACED WITH THE FOLLOWING:

Financial Statements as of and for the Three and Nine Months ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

Consolidated Condensed Balance Sheets as of September 30, 2001
    (unaudited) and December 31, 2000........................................F-1

Consolidated Condensed Statements of Operations and Comprehensive
    Income for the three and nine months ended September 30, 2001 and 2000 (unaudited).....................................................F-2

Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2001 and 2000 (unaudited)............................F-3

Notes to Consolidated Condensed Financial Statements (unaudited).............F-4

                  MICROTEL INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                   September 30,   December 31,
                                                       2001            2000
                                                   -------------   -------------
ASSETS                                              (unaudited)

Cash and cash equivalents                          $        437    $        756
Accounts receivable - net                                 5,631           7,440
Notes receivable                                             53             130
Inventories                                               7,514           6,298
Other current assets                                        411             750
                                                   -------------   -------------
  Total current assets                                   14,046          15,374
Property, plant and equipment-net                           710             809
Goodwill-net                                              2,644           2,737
Other assets                                                538             564
                                                   -------------   -------------
                                                   $     17,938    $     19,484
                                                   =============   =============
LIABILITIES, REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY
Notes payable                                      $      2,746    $      3,661
Current portion of long-term debt                           591             614
Accounts payable                                          4,718           5,222
Accrued expenses                                          2,871           3,082
Net liability of discontinued operations                     --              15
                                                   -------------   -------------
      Total current liabilities                          10,926          12,594
Long-term debt, less current portion                        783             282
Other liabilities                                           369             542
                                                   -------------   -------------
      Total liabilities                                  12,078          13,418

Convertible redeemable preferred stock,
  $10,000 unit value. Authorized 200 shares;
  issued and outstanding 25 shares (aggregate
  liquidation preference of $250)                           267             259
Stockholders' equity:
  Convertible Series B Preferred stock, $0.01
     par value. Authorized 10,000,000 shares;
     150,000 shares issued and outstanding
     (aggregate liquidation preference of $960)             938             938
  Common stock, $.0033 par value
     Authorized 50,000,000 shares; 20,571,000 and
     20,570,000 shares issued and outstanding at
     September 30, 2001 and December 31, 2000,
     respectively                                            68              68
   Additional paid-in capital                            24,317          24,307
   Accumulated deficit                                  (18,903)        (18,775)
   Accumulated other comprehensive loss                    (827)           (731)
                                                   -------------   -------------
Total stockholders' equity                                5,593           5,807
                                                   -------------   -------------
                                                   $     17,938    $     19,484
                                                   =============   =============

     See accompanying notes to consolidated condensed financial statements.


                       MICROTEL INTERNATIONAL, INC. AND SUBSIDIARIES
         CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                        (UNAUDITED)

                                                    Three months ended       Nine months ended
                                                      September 30,           September 30,
                                                  ---------------------   ---------------------
                                                     2001       2000         2001        2000
                                                  ---------   ---------   ---------   ---------
                                                    (in thousands, except per share amounts)
Net sales                                         $  6,345    $  6,871    $ 20,893    $ 19,559
Cost of sales                                        3,853    $  3,080      11,935      10,646
                                                  ---------   ---------   ---------   ---------
Gross profit                                         2,492       3,791       8,958       8,913
Operating expenses:
   Selling, general and administrative               2,457       2,431       7,943       6,826
   Engineering and product development                 235         277         897         773
                                                  ---------   ---------   ---------   ---------
Income (loss) from operations                         (200)      1,083         118       1,314
Other income (expense):
   Interest expense                                   (113)       (126)       (311)       (321)
   Other income                                         33         177          83         382
                                                  ---------   ---------   ---------   ---------
Income (loss) from continuing operations
   before income taxes                                (280)      1,134        (110)      1,375
Income tax expense                                       1           2          10          13
                                                  ---------   ---------   ---------   ---------
Income (loss) from continuing operations
                                                      (281)      1,132        (120)      1,362
                                                  ---------   ---------   ---------   ---------
Discontinued operations:
   Loss from operations of discontinued segment         --         (68)         --        (219)
   Loss on disposal of discontinued segment,
     including provision for phase out period
     of $158 in 2000 periods                            --        (634)         --        (634)
                                                  ---------   ---------   ---------   ---------
                                                        --        (702)         --        (853)
                                                  ---------   ---------   ---------   ---------
Net income (loss)                                     (281)        430        (120)        509
                                                  ---------   ---------   ---------   ---------
Other comprehensive income (loss):
   Changes in unrealized gain in
     marketable securities                              --         (78)         --          --
   Foreign currency translation adjustment             230        (217)        (96)       (435)
                                                  ---------   ---------   ---------   ---------
Total comprehensive income (loss)                 $    (51)   $    135    $   (216)   $     74
                                                  =========   =========   =========   =========
Earnings (loss) per share:
   Continuing operations:
     Basic                                        $  (0.01)   $   0.06    $  (0.01)   $   0.07
                                                  =========   =========   =========   =========
     Diluted                                      $  (0.01)   $   0.05    $  (0.01)   $   0.06
                                                  =========   =========   =========   =========
   Discontinued operations:
     Basic                                        $     --    $  (0.04)   $     --       (0.05)
                                                  =========   =========   =========   =========
     Diluted                                      $     --    $  (0.03)   $     --       (0.04)
                                                  =========   =========   =========   =========
   Net income (loss):
     Basic                                        $  (0.01)   $   0.02    $  (0.01)   $   0.02
                                                  =========   =========   =========   =========
     Diluted                                      $  (0.01)   $   0.02    $  (0.01)   $   0.02
                                                  =========   =========   =========   =========

          See accompanying notes to consolidated condensed financial statements.

                                           F-2


                       MICROTEL INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                        (UNAUDITED)

                                                                            Nine months ended
                                                                              September 30,
                                                                           -------------------
                                                                             2001       2000
                                                                           --------   --------
                                                                              (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income (loss)                                                 $  (120)   $   509
         Adjustments to reconcile net income (loss) to cash provided by
             (used in) operating activities:
               Depreciation and amortization                                   272        230
               Amortization of intangibles                                     303        207
               Stock and warrants issued as compensation                        10        110
               Gain on sale of fixed assets                                     --        (43)
               Gain on sale of Wi-LAN, Inc. stock                               --       (197)
               Other noncash items                                              --        648
               Net change in operating assets of discontinued operations        --        658
               Changes in operating assets and liabilities:
                     Accounts receivable                                     1,818      1,179
                     Inventories                                            (1,205)      (986)
                     Other assets                                              366        (58)
                     Accounts payable and accrued expenses                    (903)    (2,903)
                                                                           --------   --------
Cash provided by (used in) operating activities                                541       (646)
                                                                           -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Proceeds from note receivable                                          77         --
         Net purchases of property, plant and equipment                        (84)       (15)
         Cash received for sale of DTS stock                                    --        520
         Proceeds from sale of fixed assets                                     --         43
         Proceeds from sale of Wi-LAN, Inc. stock                               --        918
         Acquisition of T-Com, LLC assets                                       --        (83)
         Investment in Belix Ltd. companies                                     --       (592)
                                                                           --------   --------
Cash provided by (used in) investing activities                                 (7)       791
                                                                           --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Net increase (decrease) in notes payable and long-term debt          (772)       330
         Proceeds from exercise of warrants and employee stock options          --         88
                                                                           --------   --------
Cash provided by (used in) financing activities                               (772)       418
                                                                           --------   --------

Effect Of Exchange Rate Changes                                                (81)      (349)
                                                                           --------   --------

Net Increase (Decrease) In Cash and Cash Equivalents                          (319)       214
                                                                           --------   --------
Cash and Cash Equivalents At Beginning Of Period                               756        480
                                                                           --------   --------

Cash and Cash Equivalents At End Of Period                                 $   437    $   694
                                                                           ========   ========

Cash paid for:
  Income taxes                                                             $    34    $    13
                                                                           ========   ========
  Interest                                                                 $   304    $   245
                                                                           ========   ========

          See accompanying notes to consolidated condensed financial statements.

                                            F-3

                          MICROTEL INTERNATIONAL, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

         MicroTel International, Inc. (the "Company") operates through three wholly-owned subsidiaries: CXR Telcom Corporation, CXR, S.A. and XET Corporation, formerly XIT Corporation ("XET"). CXR Telcom Corporation and CXR, S.A. design, manufacture and market electronic telecommunication test equipment and transmission and network access products. XET and its subsidiaries design, manufacture and market digital switches and power supplies. The Company conducts its operations out of various facilities in the U.S., France, England and Japan and organizes itself in two product line segments: telecommunications and electronic components.

         In October 2000, the Company decided to discontinue its circuits segment operations. At that time, the circuits segment operations consisted of XCEL Etch Tek, a wholly-owned subsidiary, and XCEL Circuits Division ("XCD"), a division of XET. XCEL Etch Tek was offered for sale and sold in November 2000. XCD, predominantly a captive supplier of printed circuit boards to the electronic components segment, has been retained and is now included in the electronic components segment. Accordingly, all prior financial information related to the circuits segment operations has been presented as discontinued operations in the accompanying consolidated condensed financial statements.

BASIS OF PRESENTATION

         The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and therefore do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

         The unaudited consolidated condensed financial statements do, however, reflect all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary to state fairly the financial position as of September 30, 2001 and December 31, 2000 and the results of operations and cash flows for the related interim periods ended September 30, 2001 and 2000. However, these results are not necessarily indicative of results for any other interim period or for the year. It is suggested that the accompanying consolidated condensed financial statements be read in conjunction with the Company's Consolidated Financial Statements included in Amendment No. 2 to its 2000 Annual Report on Form 10-K.

                          MICROTEL INTERNATIONAL, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(2)      EARNINGS PER SHARE

         The following table illustrates the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

                                                           Three months ended     Nine months ended
                                                             September 30,         September 30,
                                                        ---------------------  ---------------------
                                                           2001       2000       2001         2000
                                                        ---------   ---------  ---------   ---------
                                                        (in thousands, except per share amounts)
NUMERATOR:
Net income (loss)                                       $   (281)   $    430   $   (120)   $    509

Less:  accretion of the excess of the redemption
value over the carrying value of redeemable
preferred stock                                                3          23          9          69
                                                        ---------   ---------  ---------   ---------

Net income (loss) attributable to common stockholders   $   (284)   $    407   $   (129)   $    440
                                                        =========   =========  =========   =========

DENOMINATOR:
Weighted average number of common shares outstanding
during the period                                         20,571      20,537     20,570      19,141

Incremental shares from assumed conversions of
warrants, options and preferred stock                         --       1,921         --       2,206
                                                        ---------   ---------  ---------   ---------

Adjusted weighted average shares                          20,571      22,458     20,570      21,347
                                                        =========   =========  =========   =========

Basic earnings (loss) per share                         $  (0.01)   $   0.02   $  (0.01)   $   0.02
                                                        =========   =========  =========   =========

Diluted earnings (loss) per share                       $  (0.01)   $   0.02   $  (0.01)   $   0.02
                                                        =========   =========  =========   =========

         The computation of diluted loss per share for the three and nine month periods ended September 30, 2001 excludes the effect of incremental common shares attributable to the exercise of outstanding common stock options and warrants because their effect was antidilutive due to losses incurred by the Company in 2001 or because such instruments had exercise prices greater than the average market price of the common shares during the periods presented.

                          MICROTEL INTERNATIONAL, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(3)      INVENTORIES

         Inventories consist of the following.

                                 September 30, 2001      December 31, 2000
                                 ------------------      -----------------
                                     (unaudited)
Raw materials                          $2,949,000            $ 2,777,000
Work-in-process                         2,917,000              1,914,000
Finished goods                          1,648,000              1,607,000
                                      -----------            -----------
                                       $7,514,000             $6,298,000
                                       ==========             ==========

(4)      NOTES PAYABLE

         The domestic credit facility agreement with Wells Fargo Business Credit, Inc. contains restrictive financial and non-financial covenants that were revised effective September 20, 2001. As of September 30, 2001, the Company was in compliance with such covenants.

(5)      COMMITMENTS AND CONTINGENCIES

         The Company and its subsidiaries from time to time become involved in legal proceedings, claims and litigation arising in the ordinary course of business. While the amounts claimed may be substantial, the ultimate liability may not be predictable because of considerable uncertainties that may exist. Therefore, it is possible the outcome of such legal proceedings, claims and litigation could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period. However, based on facts currently available, management believes such matters will not have a material adverse affect on the Company's consolidated financial position, results of operations or cash flows.

         The Internal Revenue Service is currently examining the Company's 1997 federal income tax return, the effect of which examination cannot be determined at this time.

(6)      REPORTABLE SEGMENTS

         The Company has two reportable segments: telecommunications and electronic components. The telecommunications segment operates principally in the U.S. and European markets and designs, manufactures and distributes telecommunications test instruments and voice and data transmission and networking equipment. The electronic components segment operates in the U.S., European and Asian markets and designs, manufactures and markets primarily digital switches and power supplies.

         The Company evaluates performance based upon profit or loss from operations before income taxes, exclusive of nonrecurring gains and losses. The Company accounts for intersegment sales at prices negotiated between the individual segments.

         The Company's reportable segments are comprised of operating entities offering the same or similar products to similar customers. Each segment is managed separately because each business has different customers, design, manufacturing and marketing strategies.

                          MICROTEL INTERNATIONAL, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

         There were no differences in the basis of segmentation or in the basis of measurement of segment profit or loss from the amounts disclosed in the Company's consolidated financial statements included in Amendment No. 2 to its 2000 Annual Report on Form 10-K. Selected financial data for each of the Company's operating segments is shown below:

                                    Three months ended  Three months ended      Nine months        Nine months
                                        Sept. 30,            Sept. 30,        ended Sept. 30,    ended Sept. 30,
                                          2001                 2000                2001                2000
                                   -------------------  ------------------- -------------------  ----------------
Sales to external customers:
      Telecommunications               $  3,483,000         $  3,487,000         $11,451,000         $10,680,000
      Electronic Components               2,862,000            3,384,000           9,442,000           8,879,000
                                       ------------        -------------        ------------       -------------
                                       $  6,345,000         $  6,871,000         $20,893,000         $19,559,000
                                       ============         ============         ===========         ===========

Segment pretax profits:
      Telecommunications             $       53,000        $     422,000       $     180,000       $     468,000
      Electronic Components                 322,000            1,137,000           1,969,000           2,232,000
                                      -------------        -------------       -------------       -------------
                                      $     375,000         $  1,559,000        $  2,149,000        $  2,700,000
                                      =============         ============        ============        ============

                                                              Sept. 30,         December 31,
                                                                2001                 2000
                                                            ------------        -------------
Segment assets:
      Telecommunications                                    $  8,009,000        $  9,901,000
      Electronic Components                                    9,233,000           8,876,000
                                                            ------------        -------------
                                                            $ 17,242,000        $ 18,777,000
                                                            ============        =============

         The following is a reconciliation of the reportable segment income and
(loss) from continuing operations and assets to the Company's consolidated totals:


                                   Three months ended   Three months ended   Nine months ended    Nine months ended
                                        Sept. 30,           Sept. 30,            Sept. 30,            Sept. 30,
                                          2001                2000                 2001                 2000
                                   ------------------- -------------------  -------------------  ------------------
 Pretax income
 Total income for reportable           $      375,000      $    1,559,000    $    2,149,000       $    2,700,000
       segments
 Unallocated amounts:
    Gain on sale of                                --             197,000                --              197,000
      Wi-LAN, Inc. stock
    Warranty reserve reversal                      --             110,000                --              110,000
    Unallocated general corporate
         expenses                            (655,000)           (732,000)       (2,259,000)          (1,632,000)
                                       ---------------     ---------------   ---------------      ---------------
 Consolidated income before
       income taxes                    $     (280,000)     $    1,134,000    $     (110,000)      $    1,375,000
                                       ===============     ==============    ===============      ===============

                          MICROTEL INTERNATIONAL, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                               Sept. 30,        December 31,
                                                 2001               2000
                                            --------------     --------------
Assets
 Total assets for reportable segments       $   17,242,000     $   18,777,000
 Other assets                                      696,000            707,000
                                            --------------     --------------
 Total consolidated assets                  $   17,938,000     $   19,484,000
                                            ==============     ==============

(7)   NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") finalized FASB Statements No. 141, "Business Combinations," or SFAS 141, and No. 142, "Goodwill and Other Intangible Assets," or SFAS 142. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires upon adoption of SFAS 142 that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

         The Company's previous business combinations were accounted for using the purchase method. As of September 30, 2001, the net carrying amount of goodwill was $2,643,000. Amortization expense during the nine-month period ended September 30, 2001 was $303,000. Currently, the Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations.

         In October 2001, the FASB issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively.